Exhibit 99.1

ENCORE ENERGY CORP.

Common Shares
(without par value)

Controlled Equity OfferingSM

Sales Agreement

June 26, 2023

Cantor Fitzgerald Canada Corporation
181 University Avenue, Suite 1500
Toronto, Ontario
M5H 3M7

Cantor Fitzgerald & Co.
110 East 59th Street
New York, New York 10022

Canaccord Genuity Corp.
40 Temperance Street, Suite 2100
Toronto, Ontario, M5H 0B4

Canaccord Genuity LLC

99 High Street, Suite 1200

Boston, Massachusetts 02110

Haywood Securities Inc.
Suite 700 – 200 Burrard Street
Vancouver, British Columbia V6C 3L6

PI Financial Corp.

2500-733 Seymour Street

Vancouver, British Columbia V6B 0S6

Jett Capital Advisors, LLC

712 Fifth Avenue, 11th Floor
New York, New York 10019

Ladies and Gentlemen:

EnCore Energy Corp., a company existing under the laws of British Columbia (the “Company”), confirms its agreement (this “Agreement”) with Cantor Fitzgerald Canada Corporation, and Cantor Fitzgerald & Co., (each a “Lead Agent” and together, the “Lead Agents”) and Canaccord Genuity Corp., Canaccord Genuity LLC, Haywood Securities Inc., PI Financial Corp. and Jett Capital Advisors, LLC (collectively with the Lead Agents, the “Agents” and each, an “Agent”), to issue and sell common shares, without par value, of the Company the (“Shares”) upon and subject to the terms and conditions contained herein. Capitalized terms used herein have the meanings given to them in Section 25 hereof.

1 Issuance and Sale of Shares

The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agents, Shares having an aggregate sales price of up to US$70,000,000 (the “Offering”). The Shares will be sold on the terms set forth herein at such times and in such amounts as the Company and the Agents shall agree from time to time. The issuance and sale of the Shares through the Agents will be effected pursuant to the Prospectuses (as defined below) and the Registration Statement (as defined below) filed by the Company and declared effective by the Securities and Exchange Commission (“SEC”). When determining the aggregate value of the Placement Shares (as defined below) sold, the Company will use the daily exchange rate posted by the Bank of Canada on the date the applicable Placement Shares were sold to determine the United Sates dollar equivalent of any Placement Shares sold in consideration for Canadian dollars.

2 Placements

(a) Placement Notice. Each time that the Company wishes to issue and sell Shares hereunder (each, a “Placement”), it will notify the Lead Agents by e-mail notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”), at least two (2) Trading Days (as defined below) prior to the date that the sale of Placement Shares is requested to commence, in the form set forth on Schedule “A” hereto, containing the parameters within which it desires to sell the Shares pursuant to this Agreement, which shall at a minimum include the number of Shares to be sold (“Placement Shares”), the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day (as defined below), any minimum price below which sales may not be made, any requested split between the Exchanges on which the Placement Shares are to be sold, and the amount of the Placement Fee (as defined below). The Placement Notice shall originate from any of the individuals (each an “Authorized Representative”) from the Company set forth on Schedule “B” hereto (with a copy to each of the other individuals from the Company listed on such schedule) and shall be addressed to each of the respective individuals from the Lead Agents set forth on Schedule “B” hereto, as such Schedule “B” may be amended from time to time. The Placement Notice shall be effective upon delivery to the Lead Agents, who will confirm receipt promptly by e-mail notice to the individuals from the Company set forth on Schedule “B”, unless and until (i) the Lead Agents decline to accept the terms contained therein for any reason, in their sole discretion, in accordance with the notice requirements set forth in Section 4, (ii) the entire amount of the Placement Shares have been sold, (iii) the Company suspends or terminates the Placement Notice in accordance with the notice requirements set forth in Sections 4 or 14, as applicable, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier Placement Notice, which subsequent Placement Notice has been accepted by the Lead Agents, provided however that if the Lead Agents do not accept such subsequent Placement Notice it will still have the effect of terminating any prior Placement Notice it was intended to supersede unless expressly agreed otherwise by the Company and the Lead Agents in writing, or (v) this Agreement has been terminated under the provisions of Section 14.

(b) Placement Fee. The amount of compensation to be paid by the Company to any Lead Agent with respect to each Placement for which such Agent acted as sales agent under this Agreement shall be equal to up to 3.0% of the gross proceeds from such Placement (the “Placement Fee”), which amount shall be paid in the same currency as the sale of the Placement Shares it pertains to.

(c) Economic Split. Promptly after the end of each fiscal quarter of the Company during which the Company executed one or more Placement Notices, but in no event later than 15 calendar days, the Lead Agents shall disclose to the other Agents the net amount of commissions (the “Net Commission”) received as a result of selling Placement Shares pursuant to Placement Notices, with such documentation as reasonably requested by the other Agents. The Lead Agents shall be entitled to 60% of the Net Commission received by the Lead Agents and each of the other Agents shall each be entitled to 10% of the Net Commission which shall be paid by the Lead Agents to such other Agents (such agents, the “Paying Agents”, and such amount, the “True Up Payments”). Any True Up Payments shall be made within 30 calendar days of each fiscal quarter end.

(d) No Obligation. It is expressly acknowledged and agreed that neither the Company nor any Lead Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to such Lead Agent, which Placement Notice has not been declined, suspended or otherwise terminated in accordance with the terms of this Agreement, and then only upon the terms specified therein and herein. It is also expressly acknowledged that the Agents will be under no obligation to purchase Placement Shares on a principal basis. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice, as accepted by the applicable Agent, will prevail.

(e) Limitations on Placements. Under no circumstances shall the Company deliver a Placement Notice if, after giving effect to the issuance of the Placement Shares requested to be issued under such Placement Notice, the aggregate sales proceeds raised from the Placement Shares sold pursuant to this Agreement would exceed US$70,000,000. Under no circumstances shall the Company cause or request the offer or sale of any Placement Shares if, after giving effect to the sale of such Placement Shares, the aggregate gross sales proceeds of Placement Shares sold pursuant to this Agreement would exceed (i) the amount authorized from time to time to be issued and sold under this Agreement by the Company’s board of directors and notified to the Lead Agents in writing or (ii) the amount qualified and registered for issuance under this Agreement pursuant to the Prospectuses and the Registration Statement. Under no circumstances shall the Lead Agents cause or request the offer or sale of any Placement Shares pursuant to this Agreement at a price lower than the minimum price authorized from time to time in the applicable Placement Notice.

3 Sale of Placement Shares by the Lead Agent

Subject to the terms and conditions of this Agreement, upon the Company’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, each Lead Agent will (severally and not jointly) use its commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent, such Placement Shares up to the amount specified during the time period specified, and otherwise in accordance with the terms of such Placement Notice. Each Lead Agent (severally and not jointly) covenants and the Company acknowledges that such Lead Agent will conduct the sale of Placement Shares in compliance with applicable law, rules and regulations including, without limitation, all applicable U.S. Securities Laws (as defined below), the Exchange Act (as defined below), all applicable Canadian Securities Laws (as defined below), and, if applicable, the respective rules of the Exchanges (as defined below), and that such compliance may include a delay in commencement of sales efforts after receipt of a Placement Notice.

Each Lead Agent will (severally and not jointly) provide written confirmation to the Company no later than the opening of the Trading Day immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth:

(i)	the aggregate number of Placement Shares sold on such day (showing the time of day and number of Placement Shares for each trade pursuant to which Placement Shares were sold on the TSXV, on any other “marketplace” (as such term is defined in NI 21-101) in Canada (a “Canadian Marketplace”), on the NYSE American, on any other “marketplace” (as such term is defined in NI 21-101) in the United States (a “United States Marketplace”) and pursuant to any other sales method used by the Agents),

(ii)	the average price of the Placement Shares sold (showing the actual price of the Placement Shares sold for each trade pursuant to which Placement Shares were sold on the TSXV, any other Canadian Marketplace, the NYSE American, any other United States Marketplace and pursuant to any other sales method used by the Agents),

(iii)	the gross proceeds,

(iv)	the commissions payable by the Company to the Agents with respect to such sales, and

(v)	the Net Proceeds (as defined below) payable to the Company.

Subject to the terms and conditions of the Placement Notice, the Lead Agents may sell Placement Shares by any method permitted by law that constitutes an “at the market distribution” under NI 44-102, including, without limitation, sales made directly on the Exchanges, or on any other Canadian Marketplace or United States Marketplace. Cantor Fitzgerald Canada Corporation shall be the Lead Agent for the sale of Placement Shares in Canada and Cantor Fitzgerald & Co. will be the Lead Agent for the sale of Placement Shares in the United States. Cantor Fitzgerald & Co., Canaccord Genuity LLC and Jett Capital Advisors, LLC (each, a “U.S. Agent” and, together, the “U.S. Agents”) covenant and agree with the Company that they (i) shall not, directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in Canada, and (ii) shall not sell Placement Shares on any Canadian Marketplace. For the avoidance of doubt, the U.S. Agents are not acting as underwriters of or agents with respect to the Placement Shares in the Canadian Qualifying Jurisdictions and no action on the part of such Agents in their capacity as agents of the offering of the Placement Shares in the United States is intended to create any impression or support any conclusion that they are acting as an underwriters of or agents with respect to the Placement Shares in the Canadian Qualifying Jurisdictions. Cantor Fitzgerald Canada Corporation, Canaccord Genuity Corp., Haywood Securities and PI Financial Corp. (each, a “Canadian Agent” and, together, the “Canadian Agents”) covenant and agree with the Company that they (i) shall not, directly or indirectly, advertise or solicit offers to purchase or sell Placement Shares in the United States, and (ii) shall not sell Placement Shares on any United States Marketplace. For the avoidance of doubt, the Canadian Agents are not acting as underwriters of or agents with respect to the Placement Shares in the United States and no action on the part of such Agents in their capacity as agents of the offering of the Placement Shares in the Canadian Qualifying Jurisdictions is intended to create any impression or support any conclusion that they are acting as underwriters of or agents with respect to the Placement Shares in the United States.

Each of the Lead Agents hereby covenants and agrees that, during the time a Lead Agent is the recipient of a Placement Notice pursuant to Section 2 hereof that has not been suspended or terminated in accordance with the terms hereof, such Lead Agent will prudently and actively monitor the market’s reaction to trades made on any marketplace (as such term is defined in NI 21-101) pursuant to this Agreement in order to evaluate the likely market impact of future trades, and that, if such Lead Agent that is the recipient of the Placement Notice has concerns as to whether a particular sale contemplated by a Placement Notice may have a significant effect on the market price of the Shares, such Lead Agent will, upon receipt of the applicable Placement Notice, recommend to the Company against effecting the trade at that time or on the terms proposed. Notwithstanding the foregoing, the Company acknowledges and agrees that the Lead Agents cannot provide complete assurances that any sale will not have a significant effect on the market price of the Shares.

The Lead Agents (severally and not jointly) covenant that the Lead Agents will not (nor will any affiliate thereof or person or company acting jointly or in concert therewith) (i) over-allot Placement Shares in connection with the distribution of Placement Shares in an “at-the-market distribution” (as defined in NI 44-102); or (ii) effect any other transactions that are intended to stabilize or maintain the market price of the Placement Shares in connection with such distribution.

Notwithstanding anything to the contrary set forth in this Agreement or a Placement Notice, the Company acknowledges and agrees that (i) there can be no assurance that the Lead Agents will be successful in selling any Placement Shares or as to the price at which any Placement Shares are sold, if at all, (ii) the Lead Agents will incur no liability or obligation to the Company or any other person or entity if they do not sell Placement Shares for any reason other than a failure by the Lead Agents to use their commercially reasonable efforts consistent with its normal trading and sales practices to sell on behalf of the Company and as agent such Placement Shares as provided under this Section 3 and (iii) the Lead Agents shall be under no obligation to purchase Placement Shares on a principal basis pursuant to this Agreement, except as otherwise agreed by the Agents and the Company.

The Company and the Agents agree that any offer to sell, any solicitation of an offer to buy, or any sales of Placement Shares pursuant to this Agreement shall only be effected by or through the Lead Agents.

4 Suspension of Sales

(a) The Company or any Lead Agent may, upon notice to the other party in writing, by telephone (confirmed promptly by return e-mail from the applicable Lead Agent) or by e-mail notice (or other method mutually agreed to in writing by the parties), suspend any sale of Placement Shares for which it has received a Placement Notice or in the case of the Lead Agents only, decline to accept the terms of a Placement Notice; provided, however, that such suspension shall not affect or impair any party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. The Company and the Lead Agents, severally and not jointly, agree that no such notice shall be effective against any other party unless it is made to one of the individuals named on Schedule “B” hereto, as such Schedule may be amended from time to time.

(b) Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Lead Agents (provided they have been given prior written notice of such by the Company, which notice the Lead Agents agree to treat confidentially) agree (severally and not jointly) that (1) no sale of Placement Shares will take place, (2) the Company shall not request the sale of any Placement Shares, and (3) the Lead Agents shall not be obligated to sell or offer to sell any Placement Shares.

5 Settlement

(a) Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the second (2nd) Trading Day on the applicable stock exchange following the date on which the Placement Shares were sold or, if the Placement Shares are not sold on a stock exchange, on the second (2nd) Trading Day (or, in either case, such earlier day as is agreed by the parties to be industry practice for regular-way trading) following the date on which such sales are made (each a “Settlement Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against the receipt of the Placement Shares sold (“Net Proceeds”) will be equal to the aggregate sales price at which such Placement Shares were sold, after deduction for (i) the commission or other compensation for such sales payable by the Company to the Lead Agents pursuant to Section 2 hereof and (ii) any transaction fees imposed by any Governmental Authority in respect of such sales. Unless otherwise specified in the Placement Notice, the Lead Agents shall deliver Net Proceeds to the Company in the same currency as the sale of the Placement Shares it pertains to (the “Original Currency”). If the Company elects in the Placement Notice to receive Net Proceeds in a currency other than the Original Currency (the “Alternative Currency”), the Lead Agents shall use reasonable commercial efforts to achieve a favorable exchange rate for such conversion based on the prevailing exchange rate on the Settlement Date, which shall be subject to applicable fees typically charged by the Lead Agents in similar transactions and any premium and costs of exchange payable by the Lead Agents in connection with such conversion; provided that if, in the sole judgment of the Lead Agents, the Alternative Currency is unavailable due to the imposition of exchange controls or other circumstances beyond the Lead Agents’ control, is no longer used by the government of the country issuing the Alternative Currency or is no longer used for the settlement of transactions by public institutions of the international banking community, then the Net Proceeds shall be paid on the Settlement Date in the Original Currency.

(b) Delivery of Placement Shares. On each Settlement Date, the Placement Shares sold through any Lead Agent for settlement on such date shall be issued and delivered by the Company to such Lead Agent against payment by such Lead Agent to the Company of the Net Proceeds from the sale of such Placement Shares. Settlement of all such Placement Shares shall be effected by free delivery of the Placement Shares by the Company or its transfer agent to electronically transfer the Placement Shares being sold by crediting the applicable Lead Agent’s account or its designee’s account (provided that the applicable Lead Agent shall have given the Company written notice of such designee at least one Trading Day prior to the Settlement Date) at The Depository Trust Company through its Deposit Withdrawal at Custodian System for Placement Shares sold in the United States and at CDS Clearing and Depository Services Inc. through its CDSX system for Placement Shares sold in Canada or by such other means of delivery as may be mutually agreed upon by the parties hereto and, upon receipt of such Placement Shares, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form, in return for payment in same day funds to an account designated by the Company prior to the Settlement Date. If the Company defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 12 hereto, it will (i) hold the Lead Agents harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to the applicable Lead Agent any commission, discount, or other compensation to which it would otherwise have been entitled absent such default.

(c) Denominations; Registration. Certificates for the Placement Shares, if any, shall be in such denominations and registered in such names as the Agents may request in writing at least one full Business Day before the applicable Settlement Date. The certificates for the Placement Shares, if any, will be made available by the Company for examination and packaging by the Agents in The City of New York not later than noon (New York time) on the Business Day prior to the applicable Settlement Date.

6 Registration Statement and Prospectuses

The Company has prepared and filed with the Canadian Qualifying Authorities (as defined below) the Canadian Base Prospectus (as defined below) in respect of an aggregate of up to US$140,000,000 in common shares, subscription receipts, units, and warrants of the Company, or any combination of such securities (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws. The British Columbia Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the Offering. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities, for the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus (the “Receipt”). The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated June 26, 2023 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including NI 44-101 and NI 44-102, and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws, including but not limited to, all Designated News Releases. As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on SEDAR. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Shares, to be filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference in the Canadian Base Prospectus. The “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws), together with the Canadian Base Prospectus.

The Company has also prepared and filed with the SEC, pursuant to the Canada/U.S. Multi- Jurisdictional Disclosure System adopted by the SEC and the Canadian Qualifying Authorities, a registration statement on Form F-10 (File No. 333-272609) covering the registration of the Shelf Securities under the U.S. Securities Act and the rules and regulations of the SEC thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the U.S. Securities Act on June 21, 2023. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the U.S. Securities Act is herein called the “U.S. Base Prospectus”. “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the U.S. Securities Act, relating to the offering of the Placement Shares, to be filed by the Company with the SEC pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the SEC in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and “Issuer Free Writing Prospectus” means any “issuer free writing prospectus” as defined in Rule 433 relating to the Placement Shares that (i) is required to be filed with the SEC by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the SEC or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Authority pursuant to SEDAR and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the SEC pursuant to EDGAR.

The Company has also prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Exchange Act, and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Prospectus.

7 Representations and Warranties of the Company

The Company represents and warrants to, and agrees with, the Agents that as of the date of this Agreement and as of each Applicable Time (as defined below), unless such representation, warranty or agreement specifies a specific date, that:

(a) Registration Statement and Prospectuses. The Company is a “foreign private issuer” (as defined in Rule 405 under the U.S. Securities Act) and is eligible to use Form F-10 under the U.S. Securities Act to register the offering of the Placement Shares under the U.S. Securities Act. The Company has prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement. The Registration Statement and the Form F-X conform, and any further amendments to the Registration Statement or the Form F-X will conform, in all material respects, to the requirements of the U.S. Securities Act.

(b) Compliance with Canadian Laws and Regulations. The Company is eligible to file in each of the Canadian Qualifying Jurisdictions, a prospectus in the form of a short form prospectus under NI 44-101 and NI 44-102, and there are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the Offering as at the date hereof that have not been made publicly available as required. The Company is eligible to use the Shelf Procedures. No cease trade order preventing or suspending the use of the Canadian Prospectus or preventing the distribution of the Placement Shares has been issued and no proceeding for that purpose has been initiated or threatened, by any of the Canadian Qualifying Authorities. The Canadian Prospectus, at the time of filing thereof with Canadian Qualifying Authorities and as amended or supplemented, complied in all material respects with all applicable Canadian Securities Laws and did not contain any misrepresentation, as defined under Canadian Securities Laws. At each Applicable Time (i) the Canadian Prospectus, as amended or supplemented, will comply in all material respects with the Canadian Securities Laws, (ii) the Canadian Prospectus, as amended or supplemented, will not contain any misrepresentation, as defined under Canadian Securities Laws, (iii) the Canadian Prospectus, as amended or supplemented, will constitute full, true and plain disclosure of all material facts relating to the Placement Shares, the Subsidiaries and the Company, and (iv) the Canadian Prospectus, as amended or supplemented, will not omit a material fact which is necessary to make the information and statements contained therein not misleading in light of the circumstances in which they were made. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information furnished to the Company in writing by or on behalf of the Agents expressly for use therein. To its knowledge, except as disclosed in the Registration Statement, or included or incorporated in the Prospectuses, the Company is not a “related issuer” or “connected issuer” (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts of the Canadian Securities Administrators) of any of the Agents.

(c) Compliance with U.S. Requirements. The Registration Statement has become effective under the U.S. Securities Act. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated or threatened by the SEC. The U.S. Prospectus when filed complied in all material respects with the U.S. Securities Act and was identical in all material respects to the copy thereof delivered to the Agents for use in connection with the offer and sale of the Placement Shares. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective and at each Applicable Time (as defined below), complied and will comply in all material respects with the U.S. Securities Act and did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The U.S. Prospectus, on the date of filing with the SEC, and the U.S. Prospectus together with any Issuer Free Writing Prospectus(es), if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the public offering price for such Placement Shares, the “Time of Sale Prospectus”) at each Applicable Time did not and will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The foregoing shall not apply to statements or omissions in any such Registration Statement, U.S. Prospectus or Time of Sale Prospectus made in reliance on information furnished in writing to the Company by or on behalf of the Agents specifically for use in the Registration Statement, the U.S. Prospectus, or any amendment or supplement thereto. The Company was not and is not an “ineligible issuer” as defined in Rule 405 under the U.S. Securities Act at the times specified in Rules 164 and 433 under the U.S. Securities Act in connection with the offering of the Placement Shares.

(d) Reporting Issuer and Exchange Status. The Company is a “reporting issuer” in each of the Canadian Qualifying Jurisdictions. The Company is in compliance in all material respects with the by-laws, rules and regulations of each of the Exchanges.

(e) Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Prospectuses, the Time of Sale Prospectus and the Registration Statement, when they were filed with the Canadian Qualifying Authorities or the SEC under the U.S. Securities Act or the Exchange Act (collectively, the “Incorporated Documents” and each, an “Incorporated Document” ), conformed in all material respects to the requirements of the Canadian Securities Laws or U.S. Securities Laws, as applicable; and any further documents to be incorporated by reference in the Prospectuses, the Time of Sale Prospectus or the Registration Statement subsequent to the effectiveness of the Registration Statement and prior to the completion of the distribution of the Placement Shares, when such documents are so filed, will conform in all material respects to the applicable requirements of Canadian Securities Laws and U.S. Securities Laws, as applicable, and will not contain a misrepresentation or an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(f) No Conflicts. Neither the execution of this Agreement, nor the issuance, offering or sale of the Placement Shares, nor the consummation of any of the transactions contemplated herein and therein, nor the compliance by the Company or any Subsidiaries with the terms and provisions hereof and thereof will conflict with, or will result in a breach of, any of the terms and provisions of, or has constituted or will constitute a default under, or has resulted in or will result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any Subsidiaries pursuant to the terms of any agreements, contracts, arrangements or understandings (written or oral) to which the Company or any Subsidiaries may be bound or to which any of the property or assets of the Company or any Subsidiaries is subject, except such conflicts, breaches and defaults that would not reasonably be expected to have a Material Adverse Effect; nor will such action result (x) in any violation of the provisions of the organizational or governing documents of the Company or any Subsidiaries, or (y) in any violation of the provisions of any statute or any order, rule or regulation applicable to the Company or any Subsidiaries or of any Governmental Authority having jurisdiction over the Company or any Subsidiaries, except such violations that would not reasonably be expected to have a Material Adverse Effect, either individually or in the aggregate.

(g) No Misstatement or Omission in an Issuer Free Writing Prospectus or marketing materials. Each Issuer Free Writing Prospectus and any marketing materials, as of its issue date and as of each Applicable Time, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, including any Incorporated Document deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus or any marketing materials made in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of the Agents specifically for inclusion therein as contemplated by Section 12(a).

(h) Conformity of Issuer Free Writing Prospectus. Each Issuer Free Writing Prospectus conformed or will conform in all material respects with the requirements of the U.S. Securities Act on the date of first use, and the Company has complied or will comply with any filing requirements applicable to such Issuer Free Writing Prospectus pursuant to the U.S. Securities Act. The Company has not made any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus without the prior written consent of the Agents. The Company has retained in accordance with the U.S. Securities Act all Issuer Free Writing Prospectuses that were not required to be filed pursuant to the U.S. Securities Act.

(i) Reports and Documents, etc. There are no reports or information of the Company or of any third party, that in accordance with the requirements of the Canadian Securities Laws or U.S. Securities Laws must be made publicly available in connection with the offering of the Placement Shares that have not been made publicly available as required. There are no documents of the Company or of any third party, required to be filed with the Canadian Qualifying Authorities or with the SEC in the United States in connection with the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus that have not been filed as required pursuant to the Canadian Securities Laws or U.S. Securities Laws, as applicable. There are no agreements, contracts, arrangements or understandings (written or oral) or other documents of the Company or of any third party, required to be described in the Time of Sale Prospectus, the Canadian Prospectus and the U.S. Prospectus which have not been described or filed as required pursuant to the Canadian Securities Laws or U.S. Securities Laws, as applicable.

(j) Corporate Action. All necessary corporate action has been taken, or will be taken before the Closing Time by the Company to authorize the issuance, sale and delivery of the Placement Shares, on the terms set forth in this Agreement.

(k) Authorization; Enforceability. The Company has full corporate right, power and authority to enter into this Agreement and perform the transactions contemplated hereby. This Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles.

(l) No Material Adverse Effect. Except as has been or will be disclosed in or contemplated by the Registration Statement, the Prospectus or the Time of Sale Prospectus (including any amendments or supplements thereto or document deemed incorporated by reference therein), there has not been (i) any Material Adverse Effect, (ii) any transaction which is material to the Company and the Subsidiaries (as defined below) taken as a whole, (iii) any obligation or liability, direct or contingent (including any off-balance sheet obligations), incurred by the Company or any Subsidiary, which is material to the Company and the Subsidiaries taken as a whole, (iv) any material change in the capital stock or outstanding long-term indebtedness of the Company or any of the Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any Subsidiary, other than in each case above in the ordinary course of business or as otherwise disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses.

(m) Independent Accountants. Davidson & Company LLP, who have delivered their report with respect to the audited Financial Statements (as defined below and which term as used in this Agreement includes the related notes thereto) for the year ended December 31, 2022 and 2021, are independent public, certified public or chartered accountants as required by the U.S. Securities Act, the Exchange Act and applicable Canadian Securities Laws. There has not been any “reportable event” (as that term is defined in NI 51-102) with Davidson & Company LLP. Davidson & Company LLP is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act of 2002.

(n) Enforceability of Agreements. All Material Agreements are legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, except to the extent that (i) enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general equitable principles, and (ii) the indemnification provisions of certain agreements may be limited by Applicable Law or public policy considerations in respect thereof, and except for any other potentially unenforceable term that, individually or in the aggregate, would not reasonably be expected to be material to the Company.

(o) Financial Information. The consolidated financial statements of the Company filed with the SEC and the Canadian Qualifying Authorities as a part of the Prospectuses, the Time of Sale Prospectus and the Registration Statement, together with the related notes and schedules (the “Financial Statements”), present fairly, in all material respects, the consolidated financial position of the Company and the Subsidiaries as of the dates indicated and the consolidated statements of comprehensive income, shareholders’ equity and cash flows of the Company for the periods specified. Such Financial Statements conform in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), applied on a consistent basis during the periods involved. The other financial data with respect to the Company and the Subsidiaries contained or incorporated by reference in the Prospectuses, the Time of Sale Prospectus and the Registration Statement are accurately and fairly presented in all material respects and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro-forma) that are required to be included or incorporated by reference in the Prospectuses, the Time of Sale Prospectus and the Registration Statement that are not included or incorporated by reference as required; the Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not described in the Prospectuses, the Time of Sale Prospectus and the Registration Statement and all disclosures contained or incorporated by reference therein; and no other financial statements are required to be set forth or to be incorporated by reference in the Prospectuses, the Time of Sale Prospectus and the Registration Statement.

(p) Statistical, Industry-Related and Market-Related Data. The statistical, industry- related and market-related data included or incorporated by reference in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses are based on or derived from sources that the Company reasonably believes are reliable and accurate.

(q) Organization. The Company and each of its Subsidiaries are, and will be, duly organized, validly existing as a corporation and in good standing (where such concept is recognized) under the laws of their respective jurisdictions of organization. The Company and each of the Subsidiaries are, and will be, duly licensed or qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such license or qualification, and have all corporate power and authority necessary to own or hold their respective properties and to conduct their respective businesses as described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a Material Adverse Effect.

(r) Subsidiaries. The subsidiaries of the Company listed in Schedule “C(i)” (collectively, the “Material Subsidiaries” and each, a “Material Subsidiary”), include all of the Company’s material subsidiaries, and the subsidiaries of the Company listed in Schedule “C(ii) (collectively, the “Subsidiaries” and each, a “Subsidiary”), include all of the Company’s subsidiaries. Except for the Subsidiaries and investments in other issuers, the Company does not beneficially own or exercise control or direction over the securities of any person. The Company owns, directly or indirectly, all of the equity interests of the Subsidiaries free and clear of all encumbrances. All the equity interests of the Subsidiaries and the Joint Venture Entities (as defined below) held by the Company have been validly issued and are fully paid, non-assessable and free of preemptive and similar rights. Other than the relevant partnership, shareholder and/or joint venture agreement with respect to its Subsidiaries or Joint Venture Entities, no person has any agreement, option, right or privilege (whether present or future, contingent or absolute, pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Company or any of the Subsidiaries of any interest in any of the shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or Joint Venture Entities or any other security convertible into or exchangeable for any such shares. There exists no options, warrants, purchase rights, or other contracts or commitments that could require the Company to sell, transfer or otherwise dispose of any securities of the Subsidiaries, other than the Company has entered into an agreement to sell Neutron Energy, Inc. The following Subsidiaries are currently inactive and do not hold any material assets or liabilities, nor carry on any business or operations: (i) HRI-Churchrock, Inc., (ii) Uranium Resources, Inc. (f/k/a Uranium Minerals Inc.); (iii) Azarga Resources Limited, (iv) Azarga Resources (Hong Kong) Ltd., and (v) Azarga Resources Canada Ltd.

(s) Minute Books. Since January 1, 2020, all existing minute books of the Company and each of the Subsidiaries, including all existing records of all meetings and actions of the board of directors (including, all board committees) and securityholders of the Company (collectively, the “Corporate Records”) have been made available to the Agents and their counsel, and all such Corporate Records are complete in all material respects. There are no transactions, agreements or other actions of the Company or any of the Subsidiaries that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. All required filings have been made with the appropriate Governmental Authorities in a timely fashion, except for such filings where the failure to file would not have a Material Adverse Effect, either individually or in the aggregate.

(t) No Violation or Default. Neither the Company nor any of the Subsidiaries is (i) in violation of its articles or by-laws or similar organizational documents; (ii) except as are disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, in violation or default, and no event has occurred that, with notice or lapse of time or both, would constitute such a violation or default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries is bound or to which any of the property or assets of the Company or any of the Subsidiaries are subject; or (iii) except as disclosed in the Prospectuses and the Time of Sale Prospectus, in violation of any Applicable Law, except in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, have a Material Adverse Effect. To the Company’s knowledge, no other party under any material agreements, contracts, arrangements or understandings (written or oral) to which it or any of the Subsidiaries is a party is in violation or default in any respect thereunder where such violation or default would have a Material Adverse Effect.

(u) Disclosure Controls. The Company and each of the Subsidiaries (other than Subsidiaries acquired not more than 365 days prior to the Evaluation Date, as defined below) maintain systems of internal accounting controls applicable under the Internal Control – Integrated Framework, 2013 (issued by the Committee of Sponsoring Organizations of the Treadway Commission), in applicable periods, or sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company’s internal control over financial reporting is effective and the Company is not aware of any significant deficiencies or material weaknesses in its internal control over financial reporting. Since the date of the latest audited financial statements of the Company included or incorporated by reference in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company has established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company and each of the Subsidiaries is made known to the certifying officers by others within those entities. The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2022 (such date, the “Evaluation Date”) and the Company’s certifying officers have concluded that the disclosure controls and procedures are effective as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company’s disclosure controls and procedures or, to the Company’s knowledge, in other factors that could significantly affect the Company’s disclosure controls and procedures. The Company maintains disclosure controls and procedures on a consolidated basis (as such terms are defined in NI 52-109) that comply with the requirements of NI 52-109.

(v) Capitalization. The issued and outstanding Shares have been validly issued, are fully paid and non-assessable and are not subject to any pre-emptive rights, rights of first refusal or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses as of the dates referred to therein (other than the grant of additional equity under the Company’s existing equity compensation plans, or changes in the number of outstanding Shares of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Shares outstanding on the date hereof) and such authorized capital stock conforms in all material respects to the description thereof set forth in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses. The description of the securities of the Company in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses is complete and accurate in all material respects. Except as disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, as of the date referred to therein, the Company does not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any Shares or other securities. Except as disclosed in or contemplated by or included or incorporated by reference in the Prospectuses and the Time of Sale Prospectus, no person has any agreement or option or right or privilege (whether by law, pre-emptive or contractual) issued or capable of becoming an agreement for: (i) the purchase, subscription or issuance of any unissued shares, securities or warrants of the Company; or (ii) the repurchase by or on behalf of the Company of any issued and outstanding securities of the Company.

(w) The Placement Shares. When issued in accordance with this Agreement, and upon receipt by the Company of payment for the Placement Shares, the Placement Shares will have been duly and validly created and issued as fully paid and non-assessable.

(x) Voting or Control Agreements. No agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company. No agreement is in force or effect which in any manner affects the voting or control of any of the securities of any Subsidiary.

(y) Restrictions on Business. Neither the Company nor any Subsidiary or any Joint Venture Entity is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the subject person to compete in any line of business, transfer or move any of its assets or operations which materially and adversely affects, or could reasonably be expected to materially and adversely affect, the business practices, operations or condition of the Company (on a consolidated basis), other than rights of first refusal and similar restrictions governing transfer that are included in the joint venture agreements to which the Company, the Subsidiaries or the Joint Venture Entities are a party.

(z) No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities registered or qualified for sale under the Registration Statement or the Canadian Prospectus or included in the offering contemplated by this Agreement who have not waived such rights in writing (including electronically) prior to the execution of this Agreement.

(aa) No Consents Required. No consent, approval, authorization, order, registration or qualification of or with Governmental Authority or stock exchange is required for the execution, delivery and performance by the Company of this Agreement, the issuance and sale by the Company of the Placement Shares, except for (i) the qualification of the Placement Shares for distribution in the United States and in Canada; (ii) the approval of each of the Exchanges; and (iii) such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable U.S. federal and state securities laws in connection with the sale of the Placement Shares by the Agents.

(bb) No Preferential Rights. Except as set forth in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, (i) no person, as such term is defined in Rule 1-02 of Regulation S-X promulgated under the U.S. Securities Act (each, a “Person”), has the right, contractual or otherwise, to cause the Company to issue or sell to such Person any Shares or other securities of the Company, except pursuant to options and warrants to purchase Shares pursuant to outstanding convertible securities of the Company, (ii) the Company has not granted to any Person any preemptive rights, resale rights, rights of first refusal, or any other rights (whether pursuant to a “poison pill” provision or otherwise) to purchase any Shares or other securities of the Company, (iii) no Person has the right to act as an underwriter or as a financial advisor to the Company in connection with the offer and sale of the Placement Shares, and (iv) no Person has the right, contractual or otherwise, to require the Company to register under the U.S. Securities Act or qualify for distribution under Canadian Securities Laws any Shares or other securities of the Company, or to include any such Shares or other securities in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, whether as a result of the filing or effectiveness of the Registration Statement, the Time of Sale Prospectus, the Prospectuses (or documents incorporated by reference therein) or the sale of the Placement Shares as contemplated thereby or otherwise.

(cc) Forward-Looking Information. No forward-looking statement (within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the Exchange Act and no forward- looking information within the meaning of Section 1.1(1) of NI 51-102 of the Securities Act (Ontario)) contained or incorporated by reference in the Registration Statement, the Prospectuses or the Time of Sale Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(dd) Certificates. The form of certificates representing the Placement Shares, to the extent that physical certificates are issued for such securities, will be in due and proper form and conform to the requirements of the Business Corporations Act (British Columbia), the articles of incorporation of the Company and applicable requirements of each of the Exchanges, The Depository Trust Company and CDS or will have been otherwise approved by each of the Exchanges, if required. The Placement Shares will have been made eligible by The Depository Trust Company and CDS.

(ee) Transfer Agent. Computershare Trust Company of Canada has been duly appointed as registrar and transfer agent for the Shares.

(ff) No Litigation. Except as disclosed in or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, there are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company’s knowledge, any legal, governmental or regulatory audits or investigations, to which the Company or a Subsidiary or any Joint Venture Entity is a party or to which any property of the Company or any of the Subsidiaries or Joint Venture Entities is subject that, individually or in the aggregate, if determined adversely to the Company or any of the Subsidiaries or Joint Venture Entities, could reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under this Agreement; except as disclosed in or incorporated by reference in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, to the Company’s knowledge, no such actions, suits or proceedings are threatened or contemplated by any Governmental Authority or threatened by others; and there are no current or pending audits or investigations, actions, suits or proceedings by or before any Governmental Authority that are required under the U.S. Securities Act or Canadian Securities Laws to be described in or included or incorporated by reference in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses that are not so described.

(gg) Material Agreements. Neither the Company nor, to the Company’s knowledge, any other party is in default in the observance or performance of any material term or material obligation to be performed by any of them under any Material Agreement and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a Material Adverse Effect on the Company. The Company has filed all Material Agreements on SEDAR pursuant to Canadian Securities Laws that are required to be filed by the Company as “material contracts” pursuant to Section 12.2 of NI 51- 102.

(hh) Labor Disputes. No labor disturbance by or dispute with employees of the Company or any of the Subsidiaries exists or, to the Company’s knowledge, is threatened that could reasonably be expected to have a Material Adverse Effect.

(ii) Local Disputes. Except as set forth in the Registration Statement, or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, no dispute between the Company and any local, aboriginal or indigenous group exists, or to the Company’s knowledge, is threatened or imminent with respect to any of the Company’s properties or exploration and development activities that could reasonably be expected to have a Material Adverse Effect.

(jj) Proposed Acquisition. Except as described in the Time of Sale Prospectus and the Prospectuses, there are no material agreements, contracts, arrangements or understandings (written or oral) with any persons relating to the acquisition or proposed acquisition by the Company or its Subsidiaries of any material interest in any business (or part of a business) or corporation, nor are there any other specific contracts or agreements (written or oral) in respect of any such matters in contemplation.

(kk) Intellectual Property Rights. Except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, the Company and the Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the “Intellectual Property”), necessary for the conduct of their respective businesses as now conducted except to the extent that the failure to own, possess, license or otherwise hold adequate rights to use such Intellectual Property would not, individually or in the aggregate, have a Material Adverse Effect.

(ll) Market Capitalization. At the time the Registration Statement was initially filed, the Company met the then applicable requirements for the use of Form F-10 under the U.S. Securities Act.

(mm) No Material Defaults. Neither the Company nor any of the Subsidiaries has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect. The Company has not filed a report pursuant to Section 13(a) or 15(d) of the Exchange Act since the filing of its last Annual Report on Form 40-F, indicating that it (i) has failed to pay any dividend or sinking fund installment on preferred stock or (ii) has defaulted on any installment on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults, individually or in the aggregate, would have a Material Adverse Effect.

(nn) Certain Market Activities. Neither the Company, nor any of the Subsidiaries’ respective directors or officers has taken, directly or indirectly, any action designed, or that has constituted or might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, the stabilization, maintenance or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act.

(oo) Title to Real and Personal Property.

(i)	Except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, the Company, each Subsidiary and each other Joint Venture Entity, as applicable, is the beneficial owner of, or has the right to acquire the interests in, as the case may be, the properties, business and assets referred to in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, inclusive of the Material Properties, free of all encumbrances whatsoever other than security interests under relevant joint venture agreements governing the Joint Venture Entities.

(ii)	Any and all agreements pursuant to which the Company, a Subsidiary or a Joint Venture Entity, as applicable, holds or will hold any such interest in property, business or assets are in good standing in all material respects according to their terms, and the properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated.

(iii)	To the Company’s knowledge there are no unrecorded encumbrances on the properties, business and assets in which the Company has or will have a direct or indirect economic interest except for the rights of Joint Venture Entities applicable to such properties, business or assets.

(iv)	No other property rights, other than Permits to be acquired in the ordinary course, are necessary for the conduct of the business of the Company, the Subsidiaries or the Joint Venture Entities as currently conducted or contemplated to be conducted.

(v)	The Company knows of no claim or basis for any claim that could materially adversely affect the right of any such person to use, transfer or otherwise exploit such property rights and, other than as described in the Registration Statement or included or incorporated by reference the Time of Sale Prospectus and the Prospectuses, no such person has any responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property rights thereof.

(pp) Material Properties.

(i)	The Material Properties are the only mineral properties currently material to the Company in which the Company, the Subsidiaries or the Joint Venture Entities have an interest.

(ii)	The Company, either directly or through the Subsidiaries or the Joint Venture Entities, holds either freehold title, mining leases, mining claims, mineral claims, exploration permits or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which the Material Properties are located in respect of the ore bodies and minerals located in the Material Properties in which the Company has a direct or indirect economic interest as described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the subject person to explore, develop, mine and exploit the minerals relating thereto.

(iii)	All leases or claims and Permits relating to the Material Properties in which the Company (through the applicable Subsidiary or Joint Venture Entity) has an interest or right have been validly located and recorded in accordance with all Applicable Laws and are valid and subsisting; except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses or with only such exceptions as do not materially interfere with the current use made by the Company or the applicable Subsidiary or Joint Venture Entity of such leases or claims so held.

(iv)	The Company, the Subsidiaries or the Joint Venture Entities, or trustees on their respective behalf, have all necessary surface rights, access rights and other necessary rights and interest relating to the Material Properties in which the Company has a direct or indirect economic interest as described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses granting the right and ability, as applicable, to explore, access, develop, construct, mine and exploit minerals, ore and metals for development purposes, subject to the Company’s ability to obtain the Permits, as are appropriate in view of rights and interests therein, with only such exceptions as do not materially interfere with the use made by the Company or the applicable Subsidiary or Joint Venture Entity of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above are currently in good standing.

(v)	The Company (through the applicable Subsidiary or Joint Venture Entity) has all necessary rights and interests relating to the Material Properties in which the Company (through the applicable Subsidiary) has an interest granting the Company (through the applicable Subsidiary) the right and ability to explore, develop, mine and exploit the minerals relating thereto as are appropriate in view of the rights and interest therein of the Company or the applicable Subsidiary or Joint Venture Entity, with only such exceptions as do not materially interfere with the current use made by the Company or the applicable Subsidiary or Joint Venture Entity of the rights or interest so held.

(vi)	Each of the proprietary interests or rights and each of the agreements, contracts, arrangements or understandings and obligations relating thereto referred to above is currently in good standing in all respects in the name of the Company or the applicable Subsidiary or Joint Venture Entity.

(vii)	Except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, the Company and the Subsidiaries or Joint Venture Entities do not have any responsibility or obligation to pay any commission, royalty, license, fee or similar payment to any person with respect to the property rights thereof, other than mineral claim fees.

(viii)	There are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, of which the Company, any Subsidiary or any Joint Venture Entity has received notice against any Material Property.

(ix)	The description of the mineral properties or other forms of real property interests set out in the Prospectuses and Time of Sale Prospectus constitutes an accurate description of the Material Properties, and all material interests held or to be held by the Company and its Subsidiaries therein.

(x)	The Company has undertaken an asset analysis in respect of the Material Properties, including all technical data and information, and has not found any material asset impairment and does not anticipate making any write downs in respect of the Material Property, or any parts thereof.

(qq) Aboriginal Claims. Other than as set forth in the Prospectuses and Time of Sale Prospectus, there are no claims or actions with respect to aboriginal or indigenous or similar rights against or affecting the Company, any Subsidiary or any Joint Venture Entity, or pending or threatened, including with respect to any of the Material Properties, or in respect of any of the other properties in which the Company has an economic interest. Other than as set forth in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, the Company is not aware of any material land entitlement claims or aboriginal land claims having been asserted or any legal actions relating to aboriginal or community issues having been instituted with respect to the such properties, and no material dispute in respect of such properties with any local or aboriginal or indigenous group exists or is threatened or imminent with respect thereto or activities thereon.

(rr) Exploration Activities. All mineral exploration activities on the properties of the Company, any Subsidiary or to the Company’s knowledge, any Joint Venture Entity have been conducted in all material respects in accordance with good mining and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with except where the failure to so conduct operations could not reasonably be expected to have a Material Adverse Effect.

(ss) Permits. Except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses,

(i)	each of the Subsidiaries and each of the Joint Venture Entities have obtained or identified all the material permits, certificates, and approvals (collectively, the “Permits”) which are required or will be required for the exploration, development and eventual or actual operation of the Material Properties, which Permits include but are not limited to environmental assessment certificates, water licenses, land tenures, rezoning or zoning variances and other necessary local, provincial, state and federal approvals;

(ii)	the required Permits have either been received, applied for, or the processes to obtain such Permits have been or will in due course be initiated by the Company or the applicable Subsidiaries or Joint Venture Entities;

(iii)	neither the Company nor the applicable Subsidiaries know of any issue or reason why the required Permits should not be approved and obtained in the ordinary course; and

(iv)	all assessments or other work required to be performed in relation to the material mineral claims of the Company and the applicable Subsidiary in order to maintain their respective interests therein, if any, have been performed to date and, except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, the Company and the applicable Subsidiary have complied in all material respects with all Applicable Laws in this regard as well as with regard to legal and contractual obligations to third parties in this regard except in respect of mineral claims that the Company and the applicable Subsidiary intend to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a Material Adverse Effect; all such mineral claims are in good standing in all respects as of the date of this Agreement.

(tt) NI 43-101 Technical Reports.

(i)	the Company made available to the respective authors thereof prior to the issuance of all of the applicable technical reports filed by the Company on SEDAR relating to the Material Properties (the “Reports”), for the purpose of preparing the Reports, as applicable, all information requested, and no such information contained any material misrepresentation as at the relevant time the relevant information was made available;

(ii)	the Reports complied in all material respects with the requirements of NI 43-101 as at the date of each such Report;

(iii)	all of the material assumptions underlying the mineral resource estimates, estimated economic parameters and economic analysis in the Reports are, to the knowledge of the Company, reasonable and appropriate and the estimates of mineral reserves and mineral resources, estimated economic parameters and economic analysis, as described in the Prospectuses and Time of Sale Prospectus, comply in all material respects with Applicable Securities Laws, subject to current technical reports superseding prior reports. The information set forth in the Prospectuses and Time of Sale Prospectus relating to mineral reserves and mineral resources, estimated economic parameters and economic analysis required to be disclosed therein pursuant to Applicable Securities Laws has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and conforms, in all material respects, to the requirements of Applicable Securities Laws;

(iv)	the Company is in compliance, in all material respects, with the provisions of NI 43-101 and has filed all technical reports required thereby and, at the time of filing, all such reports complied, in all material respects, with the requirements of NI 43-101; and

(v)	except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, all scientific and technical information disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses: (i) is based upon information prepared, reviewed and/or verified by or under the supervision of a “qualified person” (as such term is defined in NI 43-101), (ii) has been prepared and disclosed in accordance with Canadian industry standards set forth in NI 43- 101, and (iii) was true, complete and accurate in all material respects at the time of filing.

(uu) [Reserved].

(vv) Insurance. The Company, the Subsidiaries and the Joint Venture Entities maintain insurance covering their properties, operations, personnel and businesses that the Company reasonably deems adequate; such insurance insures against such losses and risks to an extent which is adequate in accordance with customary industry practice to protect such persons and their respective businesses; all such insurance is fully in force on the date hereof and will be fully in force on at each Applicable Time. The Company has no reason to believe that such persons will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their businesses at a cost that would not be reasonably expected to have a Material Adverse Effect on the Company.

(ww) Employment Matters:

(i)	The Company, each of the Subsidiaries and each of the Joint Venture Entities is in compliance in all material respects with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages.

(ii)	There has not been and there is not currently any labour disruption or conflict which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company, any Subsidiary or any Joint Venture Entity.

(iii)	Each material plan for retirement, bonus, stock purchase, profit sharing, stock options, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company and the Subsidiaries (the “Employee Plans”) has been maintained in material compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plan.

(iv)	All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and Employee Plan payments have been reflected in the books and records of the Company or the relevant Subsidiary.

(v)	No officer, director, employee or security holder of the Company has any cause of action or other claim whatsoever against, or owes any amount to, the Company in connection with its business except for claims in the ordinary and normal course of the business such as for accrued vacation pay or other amounts or matters which would not be material to the Company.

(xx) Related Party Transactions. Except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses:

(i)	neither the Company nor any Subsidiary owes any monies to or has any present loans to, or borrowed any monies from or is otherwise indebted to, any officer, director, employee, shareholder or any person not dealing at “arm’s length” (as such term is defined in the Tax Act) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of its business;

(ii)	except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Company nor any Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee, shareholder or any other person not dealing at arm’s length with it; and

(iii)	none of the directors, officers or employees of the Company, any known holder of more than ten percent (10%) of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons has had any material interest, direct or indirect, in any material transaction with the Company or any Subsidiary, or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Company, any Subsidiary or their respective businesses.

(yy) Taxes. The Company and each of the Subsidiaries have filed all federal, state, provincial, local and foreign tax returns which have been required to be filed, which such tax returns are correct and complete in all material respects, and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith, except where the failure to so file or pay would not have a Material Adverse Effect. Except as otherwise disclosed in or contemplated by the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, no tax deficiency has been determined adversely to the Company or any of the Subsidiaries which would have, individually or in the aggregate, a Material Adverse Effect. The Company has no knowledge of any federal, state, provincial or other governmental tax deficiency, penalty or assessment which has been asserted or threatened in writing against it which would have a Material Adverse Effect.

(zz) Investment Company Act. Neither the Company nor any of the Subsidiaries is or, after giving effect to the offering and sale of the Placement Shares and the application of the proceeds thereof as described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, will be required to register as an “investment company” or an entity “controlled” by an “investment company,” as such terms are defined in the Investment Company Act of 1940, as amended.

(aaa) ERISA. The Company does not have a material employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(bbb) Company is not a “Controlled Foreign Corporation”. To the Company’s knowledge, based solely upon the record ownership of shares, and without regard to the beneficial ownership of shares held in street name, the option to acquire shares granted hereunder to the underwriters, and any indirect or constructive ownership by U.S. Persons pursuant Section 958 of the Internal Revenue Code of 1986, as amended (the “Code”) not actually disclosed to the Company, the Company is not a “controlled foreign corporation,” as such term is defined in the Code.

(ccc) No Price Stabilization or Manipulation; Compliance with Regulation M. The Company has not taken, nor will the Company take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Shares, as applicable, or any other “reference security” (as defined in Rule 100 of Regulation M under the Exchange Act (“Regulation M”)) whether to facilitate the sale or resale of the Placement Shares, as applicable, or otherwise, and has taken no action which would directly or indirectly violate Regulation M.

(ddd) [Reserved].

(eee) Environmental Laws. Except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses:

(i)	each of the Company, the Subsidiaries and the Joint Venture Entities is in compliance in all material respects with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, bylaws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency (the “Environmental Laws”) relating to the protection of the environment, occupational health and safety or the processing, generation, use, treatment, storage, disposal, discharge, transport, or handling of any pollutants, contaminants, chemicals or industrial, toxic, radioactive or hazardous wastes or substance, including any uranium or derivatives thereof (the “Hazardous Substances”);

(ii)	each of the Company, the Subsidiaries and the Joint Venture Entities has obtained all licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the businesses carried on by the Company and the Subsidiaries and Joint Venture Entities, other than those Environmental Permits that are routine in nature and anticipated to be obtained in the ordinary course and each Environmental Permit is valid, subsisting and in good standing and neither the Company nor the Subsidiaries or Joint Venture Entities is in material default or breach of any Environmental Permit, no proceeding is pending or threatened, to revoke or limit any Environmental Permit, and a timely and complete renewal application has been submitted for any Environmental Permit that will expire within the next six (6) months;

(iii)	the Company, the Subsidiaries and the Joint Venture Entities, are in material compliance with all Environmental Laws and Environmental Permits with respect to the processing, generation, use, treatment, storage, discharge, transport, disposal and handling of Hazardous Substances;

(iv)	none of the Company, the Subsidiaries nor the Joint Venture Entities has received any notice of, or been prosecuted or sued for an offence, violation or claim alleging, material non-compliance with or material liability under any Environmental Law , and neither the Company nor the Subsidiaries (including, if applicable, any predecessor companies) has settled any allegation of material non-compliance with, or material liability under, any Environmental Law short of prosecution. There are no orders or directions or settlements relating to environmental matters requiring any material work, repairs, construction or capital or other expenditures to be made with respect to any of the assets or operations of the Company or the Subsidiaries, nor has the Company or the Subsidiaries received notice of any of the same which has not been addressed;

(v)	none of the Company, any Subsidiary or any Joint Venture Entity has received any notice wherein it is alleged or stated that the Company or the Subsidiaries is potentially responsible for a federal, provincial, municipal or local clean-up site or corrective action under any Environmental Laws;

(vi)	none of the Company, any Subsidiary or any Joint Venture Entity has received any request for information in connection with any federal, state, municipal or local inquiries as to transportation of Hazardous Substances or sites used for the disposal of Hazardous Substances and there are no environmental audits, evaluations, assessments, studies or tests being conducted by any federal, provincial, municipal or local authority in connection with Environmental Laws except for ongoing audits, evaluations, assessments, studies or tests being conducted in the ordinary course; and

(vii)	the Company, each of the Subsidiaries and each of the Joint Venture Entities is in compliance in all material respects with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies.

(fff) Finder’s Fee’s. Neither the Company nor any of the Subsidiaries has incurred any liability for any finder’s fees, brokerage commissions or similar payments in connection with the transactions herein contemplated, except as may otherwise exist with respect to the Agents pursuant to this Agreement.

(ggg) Broker/Dealer Relationships. Neither the Company nor any of the Subsidiaries or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a member” or “associated person of a member” (within the meaning set forth in the FINRA Manual).

(hhh) Dividend Restrictions. Except as may be restricted by Applicable Law, no Subsidiary is prohibited or restricted, directly or indirectly, from paying dividends to the Company, or from making any other distribution with respect to such Subsidiaries’ equity securities or from repaying to the Company or any other Subsidiaries any amounts that may from time to time become due under any loans or advances to such Subsidiaries from the Company or from transferring any property or assets to the Company or to any other Subsidiaries.

(iii) No Improper Practices. (i) Neither the Company nor, to the Company’s knowledge, the Subsidiaries, nor to the Company’s knowledge, any of their respective directors or officers has, in the past five years, made any unlawful contributions to any candidate for any political office (or failed fully to disclose any contribution in violation of Applicable Law) or made any contribution or other payment to any official of, or candidate for, any federal, state, provincial, municipal, or foreign office or other person charged with similar public or quasi-public duty in violation of any Applicable Law or of the character required to be disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses; (ii) no relationship, direct or indirect, exists between or among the Company or, to the Company’s knowledge, any Subsidiary or any affiliate of any of them, on the one hand, and the directors, officers and shareholders of the Company or, to the Company’s knowledge, any Subsidiary, on the other hand, that is required by the U.S. Securities Act or Canadian Securities Laws to be described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses that is not so described; (iii) no relationship, direct or indirect, exists between or among the Company or any Subsidiary or any affiliate of them, on the one hand, and the directors, officers, or shareholders of the Company or, to the Company’s knowledge, any Subsidiary, on the other hand, that is required by the rules of FINRA (or Canadian equivalent thereof) to be described in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses that is not so described; (iv) except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, there are no material outstanding loans or advances or material guarantees of indebtedness by the Company or, to the Company’s knowledge, any Subsidiary to or for the benefit of any of their respective officers or directors or any of the members of the families of any of them; (v) the Company has not offered, or caused any placement agent to offer, Shares or to make any payment of funds to any person with the intent to influence unlawfully (A) a customer or supplier of the Company or any Subsidiary to alter the customer’s or supplier’s level or type of business with the Company or any Subsidiary or (B) a trade journalist or publication to write or publish favorable information about the Company or any Subsidiary or any of their respective products or services, and, (vi) neither the Company nor any Subsidiary nor to the Company’s knowledge, any director, officer, employee or agent of the Company or any Subsidiary has made any payment of funds of the Company or any Subsidiary or received or retained any funds in violation of any Applicable Law (including, without limitation, the Foreign Corrupt Practices Act of 1977 and the Corruption of Foreign Public Officials Act (Canada)).

(jjj) Operations. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial record keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada) and applicable rules and regulations thereunder, and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar applicable rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any court or Governmental Authority involving the Company or any of the Subsidiaries with respect to the Money Laundering Laws is pending or threatened.

(kkk) Physical Uranium. The physical uranium purchased by the Company and reflected on the financial statements of the Company is stored at facilities that are licensed in accordance with the laws of the jurisdiction in which the storage facility is located for the handling and storage of physical uranium and the owners and operators of such storage facilities are in compliance with all applicable laws relating to the storage of the physical uranium held for the account of the Company. The Company has entered into uranium storage agreements with each of the operators of such uranium storage facilities and (i) the Company is in compliance with its obligations under these agreements, and (ii) the Company is not aware of any non-compliance or violation by the operators of each respective agreement.

(lll) Sanctions. (i) The Company represents that, neither the Company nor any of the Subsidiaries nor to the Company’s knowledge, any director, officer, employee, agent, affiliate or representative of the Company, is a government, individual, or entity (in this paragraph (lll), “Member”) that is, or is owned or controlled by a Member that is:

(A)	the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the Office of the Superintendent of Financial Institutions (Canada), or pursuant to the Special Economic Measures Act (Canada) or other relevant sanctions authority or Applicable Law, including, without limitation, designation on OFAC’s Specially Designated Nationals and Blocked Persons List or OFAC’s Foreign Sanctions Evaders List (collectively, “Sanctions”), nor

(B)	located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic and the Crimea Region of the Ukraine).

(ii)	The Company represents and covenants that it will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Member:

(A)	to fund or facilitate any activities or business of or with any Member or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or

(B)	in any other manner that will result in a violation of Sanctions by any Member (including any Member participating in the offering, whether as underwriter, advisor, investor or otherwise).

(iii)	The Company represents and covenants that, except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, for the past 5 years, it has not engaged in, is not now engaged in, and will not engage in, any dealings or transactions with any Member, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

(mmm) Certification of Disclosure. There has been no failure on the part of the Company, or to the Company’s knowledge, any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act, NI 52-109 and the rules and regulations promulgated thereunder. Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company as applicable) and each certifying officer of the Company (or each former certifying officer of the Company and each former certifying officer of the Company as applicable) has made all certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to all reports, schedules, forms, statements and other documents required to be filed by it or furnished by it to the SEC and as required to be made and filed by NI 52-109. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act and “certifying officer” shall have the meanings given to such term in NI 52-109.

(nnn) Filings. The Company has filed all documents or information required to be filed by it under Canadian Securities Laws, U.S. Securities Laws, and the rules, regulations and policies of the Exchanges, except where the failure to file such documents or information will not have a Material Adverse Effect, either individually or in the aggregate; all material change reports, annual information forms, financial statements, management proxy circulars and other documents filed by or on behalf of the Company with the Exchanges, the SEC and the Canadian Qualifying Authorities, as of its date, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and did not contain a misrepresentation at the time at which it was filed; the Company has not filed any confidential material change report or any document requesting confidential treatment with any Governmental Authority that at the date hereof remains confidential.

(ooo) Due Diligence Matters. To the Company’s knowledge, all documents and information delivered and provided by or on behalf of the Company to the Agents as a part of their due diligence in connection with the Offering were complete and accurate in all material respects.

(ppp) Cybersecurity. The Company and its subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its subsidiaries have implemented and maintained commercially reasonable physical, technical and administrative controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data, including all “Personal Data” (as defined below) and all sensitive, confidential or regulated data (“Confidential Data”) used in connection with their businesses. “Personal Data” means (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number; (ii) any information which would qualify as “personally identifying information” under the Federal Trade Commission Act, as amended; (iii) “personal data” as defined by GDPR; (iv) any information which would qualify as “protected health information” under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (collectively, “HIPAA”); (v) any “personal information” as defined by the California Consumer Privacy Act (“CCPA”); and (vi) any other piece of information that allows the identification of such natural person, or his or her family, or permits the collection or analysis of any data related to an identified person’s health or sexual orientation. There have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability or the duty to notify any other person, nor any incidents under internal review or investigations relating to the same. The Company and its subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems, Confidential Data, and Personal Data and to the protection of such IT Systems, Confidential Data, and Personal Data from unauthorized use, access, misappropriation or modification.

(qqq) Compliance with Data Privacy Laws. The Company and its subsidiaries are, and at all prior times were, in material compliance with all applicable state and federal data privacy and security laws and regulations, including without limitation HIPAA, CCPA, and the European Union General Data Protection Regulation (“GDPR”) (EU 2016/679) (collectively, the “Privacy Laws”). To ensure compliance with the Privacy Laws, the Company has in place, complies with, and takes appropriate steps to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, processing, disclosure, handling, and analysis of Personal Data and Confidential Data (the “Policies”). The Company has at all times made all disclosures to users or customers required by applicable laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policies have been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Company further certifies that neither it nor any subsidiary: (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law.

(rrr) Exchange Registration. The Shares are registered pursuant to Section 12(b) of the Exchange Act and are accepted for trading on the NYSE American under the symbol “EU” and the TSXV under the symbol “EU”, and the Company has taken no action designed to terminate the registration of the Shares under the Exchange Act or delisting the Shares from either of the Exchanges, nor, except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, has the Company received any notification that the SEC, the Canadian Qualifying Authorities or either of the Exchanges is contemplating terminating such registration or listing. Except as disclosed in the Registration Statement or included or incorporated by reference in the Time of Sale Prospectus and the Prospectuses, the Company has complied in all material respects with the applicable requirements of the Exchanges for maintenance of inclusion of the Shares thereon. As at each Applicable Time, the Company will have obtained, all necessary consents, approvals, authorizations or orders of, or filing, notification or registration with, the Exchanges, the SEC and the Canadian Qualifying Authorities, where applicable, required for the listing and trading of the Placement Shares, subject only to satisfying their standard listing and maintenance requirements. The Company has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements of each Exchange.

(sss) Purchases by the Agents. The Company acknowledges and agrees that the Agents have informed the Company that the Agents may, but are not required to, to the extent permitted under Canadian Securities Laws and U.S. Securities Laws and this Agreement, purchase and sell Shares for the Agents’ own respective accounts and for the accounts of their respective clients at the same time as sales of Placement Shares occur pursuant to this Agreement.

(ttt) COVID-19. Except as mandated by or in conformity with the recommendations or requirements of a Governmental Authority, there has been no closure or suspension of operations at the Material Properties as a result of the COVID-19 pandemic.

(uuu) Suppliers and Contractors. No existing supplier, manufacturer or contractor of the Company or its Subsidiaries has indicated that it intends to terminate its relationship with the Company or its Subsidiaries or that it will be unable to meet the Company’s or Subsidiaries’ supply, manufacturing or contracting requirements.

(vvv) Margin Rules. Neither the issuance, sale and delivery of the Placement Shares nor the application of the proceeds thereof by the Company as described in the Registration Statement and the Prospectus will violate Regulation T, U or X of the Board of Governors of the Federal Reserve System or any other regulation of such Board of Governors.

(xxx) Stock Transfer Taxes. On each Settlement Date, all stock transfer or other taxes (other than income taxes) which are required to be paid in connection with the sale and transfer of the Placement Shares to be sold hereunder will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been fully complied with.

Any certificate signed by an officer of the Company and delivered to the Agents or to counsel for the Agents pursuant to or in connection with this Agreement shall be deemed to be a representation and warranty by the Company, as applicable, to the Agents as to the matters set forth therein.

8 Covenants of the Company.

The Company covenants and agrees with the Agents that:

(a) Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the SEC and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the SEC or any Canadian Qualifying Authority for any amendment to the Registration Statement, the Time of Sale Prospectus or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the SEC pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement, the Time of Sale Prospectus or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement, the Time of Sale Prospectus or the Prospectuses) a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing and to perform any due diligence investigations as may reasonably be required; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement, the Time of Sale Prospectus or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement, the Time of Sale Prospectus or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Company will cause (i) each amendment to the U.S. Prospectus to be filed with the SEC as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the SEC as required pursuant to the Exchange Act, within the time period prescribed and (ii) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to Shelf Procedures or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b) Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the SEC or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the SEC to the use of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the Offering Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the SEC or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is a Placement Notice that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 4 or Section 14, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the Offering Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Placement Notice, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the SEC to the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the Offering Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c) Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the U.S. Securities Act) or the Canadian Securities Laws, the Company will comply in all material respects with all requirements imposed upon it by the U.S. Securities Act, by the Rules and Regulations and by the Canadian Securities Laws, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the SEC pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Time of Sale Prospectus or the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement, the Time of Sale Prospectus or the Prospectuses to comply with the U.S. Securities Act or the Canadian Securities Laws, the Company will immediately notify the Agents to suspend the offering of Placement Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement, the Time of Sale Prospectus or the Prospectuses to comply with the U.S. Securities Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the SEC such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement, the Time of Sale Prospectus or the Prospectuses comply with such requirements, and the Company will furnish to the Agents such number of copies of such amendment or supplement as the Agents may reasonably request.

(d) Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and their counsel (at the expense of the Company) copies of the Registration Statement, the Time of Sale Prospectus or the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement, the Time of Sale Prospectus or the Prospectuses that are filed with the SEC or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the U.S. Securities Act (including all documents filed with the SEC during such period that are deemed to be incorporated by reference therein) or the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e) Company Information. At the request of the Agents, the Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil its obligations as agent pursuant to this Agreement, the U.S. Securities Act and Canadian Securities Laws.

(f) Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act.

(g) Material Non-Public Information. The Company covenants that it will not issue a Placement Notice to any Agent in accordance with Section 2 hereof if the Company is in possession of material non-public information regarding the Company and the Subsidiaries, taken as a whole, or the Shares.

(h) Expenses. The Company will pay all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation and filing of all registration statements, prospectuses, including supplements and amendments thereto, including any fees required by SEC and the Canadian Qualifying Authorities, and the printing or electronic delivery of such documents as originally filed and of each amendment and supplement thereto, in such number as the Agents shall deem necessary, (ii) the printing and delivery to the Agents of this Agreement and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Placement Shares, (iii) the preparation, issuance and delivery of the certificates, if any, for the Placement Shares to the Agents, including any stock or other transfer taxes and any capital duties, stamp duties or other duties or taxes payable upon the sale, issuance or delivery of the Placement Shares to the Agents, (iv) the fees and disbursements of the counsel, accountants and other advisors to the Company, (v) the fees and expenses of Agents including but not limited to the fees and expenses of the counsels to the Agents, payable (a) upon the execution of this Agreement, and (b) in connection with each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 7(n) for which no waiver is applicable and excluding the date of this Agreement, (vi) the qualification or exemption of the Placement Shares under state securities laws, including filing fees, but excluding fees of the Agents’ counsel, (vii) the printing and delivery to the Agents of copies of any free writing prospectuses and prospectuses and any amendments or supplements thereto in such number as the Agents shall deem necessary, (viii) the preparation, printing and delivery to the Agents of copies of the blue sky survey, (ix) the fees and expenses of the transfer agent and registrar for the Shares, (x) the filing and other fees incident to any review by FINRA of the terms of the sale of the Placement Shares including the fees of the Agents’ counsel (subject to the cap, set forth in clause (v) above), and (xi) the fees and expenses incurred in connection with the listing of the Placement Shares on the Exchanges. The Company agrees to pay the fees and expenses of counsel to the Agents set forth in clause (v) above by wire transfer of immediately available funds directly to such counsel upon presentation of an invoice containing the requisite payment information prepared by such counsel; provided however that the fees of the counsels to the Agents payable by the Company in clause (v)(a) above shall not exceed US$175,000 plus the fees of any Canadian counsel to the Agents and in clause (v)(b) above shall not exceed US$25,000 plus the fees of any Canadian counsel to the Agents, in each case, without the express written consent of the Company. All fees and expenses are to be paid in the currency in which such fees and expenses were incurred.

(i) Use of Proceeds. The Company will use the Net Proceeds as described in the Time of Sale Prospectus and the Prospectuses.

(j) Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver a Placement Notice to the Agents to sell Placement Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(k) Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by the Agents or their agents, including, without limitation, providing information and making available documents and senior corporate officers, as the Agents or their counsel may reasonably request; provided, however, that the Company shall be required to make available senior corporate officers only (i) by telephone or at the Company’s principal offices and (ii) during the Company’s ordinary business hours. In connection with a Representation Date, the Company will, at the request of the Agents, make available senior corporate officers and its auditors, for a bring-down due diligence session in connection with the filing of any documents triggering a Representation Date.

(l) Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Placement Shares under this Agreement (and upon the recommencement of the offering of the Placement Shares under this Agreement following any suspension of sales under Section 4), and at each Applicable Time and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(m) Required Filings Relating to Sale of Placement Shares. In each quarterly report, annual information form, annual financial statements, or annual report on Form 40-F, Form 20-F or Form 10-K filed by the Company in respect of any period in which sales of Placement Shares were made by the Agents under this Agreement, the Company shall set forth with regard to such period the number of Placement Shares sold through the Agents under this Agreement, the Net Proceeds received by the Company and the compensation paid by the Company to the Agents with respect to sales of Placement Shares pursuant to this Agreement. For so long as the Shares are listed on the TSXV, the Company will provide the TSXV with all information it requires with respect to the Offering within the timelines prescribed by the TSXV.

(n) Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files or amends an annual report on Form 40-F, Form 20-F or Form 10-K or (iii) files or amends interim financial statements on Form 6-K; or (iv) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and at any time of request pursuant to (iv) above shall be a “Representation Date”), the Company shall furnish the Agents with a certificate, in the form attached hereto as Schedule “D” within three (3) Trading Days of any Representation Date. For greater certainty, any supplement in this Section shall only include a prospectus supplement relating to the Placement Shares. The requirement to provide a certificate under this Section 8(n) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F, Form 20-F or Form 10-K. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agents with a certificate under this Section 8(n), then on or before the time the Company delivers the Placement Notice or the Agents sells any Placement Shares, the Company shall provide the Agents with a certificate, in the form attached hereto as Schedule “D”, dated the date of the Placement Notice.

(o) Legal Opinions. Upon execution of the Agreement and within three (3) Trading Days of each Representation Date or other date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Schedule “D” for which no waiver is applicable and concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Company will furnish or cause to be furnished to the Agents and to counsel to the Agents:

(i)	the written Canadian legal opinion of Morton Law LLP, as Canadian legal counsel for the Company, such opinion letter to be substantially similar to the form attached hereto as Schedule “E”, modified as necessary to relate to the Prospectuses as then amended or supplemented;

(ii)	the written U.S. legal opinion and negative assurance letter of Dorsey & Whitney LLP, as U.S. legal counsel for the Company, such opinion letters to be substantially similar to the form attached hereto as Schedule “F”, modified as necessary to relate to the Registration Statement and the Prospectuses as then amended or supplemented;

(iii)	favourable legal opinions from legal counsel to the Company acceptable to the Agents, regarding each of the Material Subsidiaries in form and substance satisfactory to the Agents and their counsel, acting reasonably, pertaining to:

(A)	the valid existence of such Material Subsidiary under its jurisdiction of incorporation,

(B)	the requisite corporate or company power and capacity of such Material Subsidiary to own and lease its properties and assets and to conduct its businesses as described in the Registration Statement or the Prospectuses, and

(C)	the authorized and issued share capital or membership interests of such Material Subsidiary and to the ownership thereof, or, in lieu any of such opinions, counsel last furnishing such opinion to the Agents may furnish the Agents with a letter to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance);

provided that such opinions regarding the Material Subsidiaries will not be required in respect of Representation Dates where the Representation Date does not relate to a Prospectus filing and where the officer’s certificate provided under Section 8(n) has confirmed that there has been no change to the ownership structure of the Material Subsidiaries since the last Representation Date.

(p) Title Opinions. Within three (3) Trading Days of (i) each Amendment Date, (ii) each time the Company files or amends an annual information form, annual financial statements, or an annual report on Form 40-F, Form 20-F or Form 10-K (iii) any material change to the ownership or title of the Company to the Material Properties or (iv) the determination by the Company that any property in addition to the Material Properties is material to the Company, the Company shall cause to be furnished to the Agents a title opinion or report or other evidence of title acceptable to the Lead Agents in respect of the Material Properties (or such other material property), provided that such opinions, reports or evidence regarding the Material Properties will not be required in respect of Representation Dates where the Representation Date does not relate to a Prospectus filing and where the officer’s certificate provided under Section 8(n) has confirmed that there has been no material change to the Material Properties or material change to the ownership structure of the Material Properties since the last Representation Date.

(q) Comfort Letters. Upon execution of this Agreement and within three (3) Trading Days of each Representation Date or other date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Schedule “D” for which no waiver is applicable and concurrently with the delivery of a certificate pursuant to the last sentence of Section 8(n), the Company shall cause its auditors to furnish the Agents letters (the “Comfort Letters”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, in each case addressed to the Agents, (x) relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and the Subsidiaries, as applicable, contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letters shall be based on a review having a cut-off date not more than two Business Days prior to the date of such letter, (y) stating that such auditors are independent public accountants within the meaning of the U.S. Securities Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the U.S. Securities Act and the related regulations and with the applicable accounting requirements of the U.S. Securities Act and the Exchange Act and the related published rules and regulations adopted by the SEC (the first such letter, the “Initial Comfort Letter”) and (z) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(r) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or U.S. Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or (ii) sell, bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agents.

(s) Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that, prior to the termination of this Agreement, it will not be or become required to register as an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder

(t) Consent to the Agents’ Trading. The Company consents to the Agents trading in the Shares of the Company (to the extent permitted under U.S. Securities Laws, Canadian Securities Laws, the rules of the Exchanges and under this Agreement): (i) for the account of their clients at the same time as sales of Placement Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts provided that no such purchase or sale shall take place by an Agent while such Agent has received a Placement Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent, and provided further that in the case of clauses (i) or (ii), by providing such consent, the Company will incur no liability on behalf of the Agents or their clients from such trading activity.

(u) Actively-Traded Security. The Company shall notify the Agents immediately by an email addressed to each of the individuals from each of the Agents set forth on Schedule “B” attached hereto if the Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgement of each party.

(v) Notice of Other Sales. Without the prior written consent of the Agents, the Company will not, directly or indirectly, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Shares (other than the Placement Shares offered pursuant to this Agreement) or securities convertible into or exchangeable for Shares, warrants or any rights to purchase or acquire, Shares during the period beginning on the fifth (5th) Trading Day immediately prior to the date on which any Placement Notice is delivered to Agent hereunder and ending on the fifth (5th) Trading Day immediately following the final Settlement Date with respect to Placement Shares sold pursuant to such Placement Notice (or, if the Placement Notice has been terminated or suspended prior to the sale of all Placement Shares covered by a Placement Notice, the date of such suspension or termination); and will not directly or indirectly in any other “at the market” or continuous equity transaction offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of any Shares (other than the Placement Shares offered pursuant to this Agreement) or securities convertible into or exchangeable for Shares, warrants or any rights to purchase or acquire, Shares prior to the fifteenth (15th) day immediately following the termination of this Agreement; provided, however, that such restrictions will not be required in connection with the Company’s issuance or sale of (i) Shares, options to purchase Shares or Shares issuable upon the exercise of options, pursuant to any employee or director stock option or benefits plan, stock ownership plan or dividend reinvestment plan (but not Shares subject to a waiver to exceed plan limits in its dividend reinvestment plan) of the Company whether now in effect or hereafter implemented, (ii) Shares issuable upon conversion of securities or the exercise of warrants, options or other rights in effect or outstanding, and disclosed in filings by the Company available on EDGAR or otherwise in writing to the Agents and (iii) Shares or securities convertible into or exchangeable for shares of Shares as consideration for mergers, acquisitions, other business combinations or strategic alliances occurring after the date of this Agreement which are not issued for capital raising purposes.

(w) Blue Sky and Other Qualifications. The Company will use its commercially reasonable efforts, in cooperation with the Agents, to qualify the Placement Shares for offering and sale, or to obtain an exemption for the Placement Shares to be offered and sold, under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Agents may designate and to maintain such qualifications and exemptions in effect for so long as required for the distribution of the Placement Shares (but in no event for less than one year from the date of this Agreement); provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Placement Shares have been so qualified or exempt, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification or exemption, as the case may be, in effect for so long as required for the distribution of the Placement Shares (but in no event for less than one year from the date of this Agreement).

9 Reporting Relating to Placement of Placement Shares

Each Lead Agent will use commercially reasonable efforts to deliver to the Company, for each interim and annual period during which Placement Shares are sold through such Lead Agent or distributed pursuant to this Agreement, and otherwise as reasonably requested by the Company to enable the Company to meet its interim and annual reporting requirements under Canadian Securities Laws, U.S. Securities Laws or any applicable requirements of the Exchanges or any other Canadian Marketplace or United States Marketplace, promptly upon a request from the Company, a report providing sufficient information regarding the distribution of the Placement Shares for the Company to meet its interim and annual reporting requirements under Canadian Securities Laws, U.S. Securities Laws or any applicable requirements of the Exchanges or any other Canadian Marketplace or United States Marketplace. Unless Canadian Securities Laws, U.S. Securities Laws, the applicable requirements of the Exchanges or such other Canadian Marketplace or United States Marketplace otherwise require, the Company and the Lead Agents agree that the Lead Agents’ reports referred to in this Section 9 shall state the number and average price of Placement Shares issued on all Settlement Dates occurring during the interim or annual period, as applicable, and the aggregate gross and the aggregate Net Proceeds raised and the aggregate commission paid or payable, during the interim or annual period, as applicable.

10 Additional Representations and Covenants of the Company

(a) Issuer Free Writing Prospectuses.

(i)	The Company represents that it has not made, and covenants that, unless it obtains the prior written consent of the Agents, it will not make any offer relating to the Placement Shares that would constitute an Issuer Free Writing Prospectus required to be filed by it with the SEC or retained by the Company under Rule 433; except as set forth in a Placement Notice, no use of any Issuer Free Writing Prospectus has been consented to by the Agents. The Company agrees that it will comply with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the SEC or retention where required and legending.

(ii)	The Company agrees that no Issuer Free Writing Prospectus, if any, will include any information that conflicts with the information contained in Time of Sale Prospectus, the Prospectuses or the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified. In addition, no Issuer Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii)	The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Time of Sale Prospectus or the Prospectuses, including any document incorporated by reference therein that has not been superseded or modified or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by the Agents, will prepare and furnish without charge to the Agents an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Issuer Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(b) Non-Issuer Free Writing Prospectus. The Company consents to the use by the Agents of a free writing prospectus that (a) is not an “Issuer Free Writing Prospectus” as defined in Rule 433, and (b) contains only information describing the terms of the Placement Shares or the Offering, or information permitted under Rule 134 under the U.S. Securities Act; provided that the Agents (severally and not jointly) covenant with the Company not to take any action that would result in the Company being required to file with the SEC under Rule 433(d) a free writing prospectus prepared by or on behalf of the Agents that otherwise would not be required to be filed by the Company thereunder, but for the action of the Agents.

(c) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Time of Sale Prospectus, the Prospectuses or any Issuer Free Writing Prospectus reviewed and consented to by the Agents and included in a Placement Notice (as described in clause (a) (i) above), provided that the Agents (severally and not jointly) covenant with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agents.

11 Conditions to the Agents’ Obligations.

The obligations of the Agents hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agents of a due diligence review satisfactory to the Agents in their reasonable judgment, and to the continuing satisfaction (or waiver by the Agents in their sole discretion) of the following additional conditions:

(a) Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel.

(b) Registration Statement Effective. The Registration Statement shall remain effective and shall be available for the sale of (i) all Placement Shares issued pursuant to all prior Placements and not yet sold by the Agents and (ii) all Placement Shares contemplated to be issued by the Placement Notice relating to such Placement.

(c) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement, the Time of Sale Prospectus or the Prospectuses; (ii) the issuance by the SEC, the Canadian Qualifying Authorities or any other federal or state or foreign or other Governmental Authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement, the Time of Sale Prospectus or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Time of Sale Prospectus, Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of the Time of Sale Prospectus and each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement, the Time of Sale Prospectus or Prospectuses would be appropriate.

(d) Material Changes; No Misstatement or Material Omission. Except as contemplated and appropriately disclosed in the time of Sale Prospectus and the Prospectuses, or disclosed in the Company’s reports filed with the SEC and Canadian Qualifying Authorities, in each case at the time the applicable Placement Notice is delivered, there shall not have been any material change, on a consolidated basis, in the authorized common share capital of the Company, or any development that causes or could reasonably be expected to cause a Material Adverse Effect, or a downgrading in or withdrawal of the rating assigned to any of the Company’s securities (other than asset backed securities) by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company’s securities (other than asset backed securities), the effect of which, in the sole judgment of the Agents (without relieving the Company of any obligation or liability it may otherwise have), acting reasonably, is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Time of Sale Prospectus and the Prospectuses and no Agent shall have advised the Company that the Registration Statement, any Prospectus or any amendment or supplement thereto, contains an untrue statement of fact that in such Agent’s reasonable opinion is material, or omits to state a fact that in such Agent’s reasonable opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(e) Certificate. The Agents shall have received the certificate required to be delivered pursuant to Section 8(n) on or before the date on which delivery of such certificate is required pursuant to Section 8(n).

(f) Legal Opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 8(o) on or before the date on which such delivery of such opinions are required pursuant to Section 8(o).

(g) Title Opinions. The Agents shall have received the opinions to be delivered pursuant to Section 8(p) on or before the date on which such delivery of such opinions is required pursuant to Section 8(p).

(h) Comfort Letters. The Agents shall have received the Comfort Letters required to be delivered pursuant Section 8(q) on or before the date on which such delivery of such letter is required pursuant to Section 8(q).

(i) Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 8(k).

(j) Approval for Listing; No Suspension. The Placement Shares shall have either been (i) approved for listing, subject to notice of issuance, on each of the Exchanges, or (ii) the Company shall have filed an application for listing of the Placement Shares on each of the Exchanges at or prior to the issuance of the Placement Notice. Trading in the Shares shall not have been suspended on such Exchanges.

(k) Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 8(n), the Company shall have furnished to the Agents such appropriate further information, certificates and documents as the Agents may reasonably request.

(l) U.S. Securities Act Filings Made. All filings with the SEC required by General Instruction II. L of Form F-10, the U.S. Securities Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II. L of Form F-10, the U.S. Securities Act and Canadian Securities Laws.

(m) FINRA. If a filing with FINRA is required to be made, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements for the Agents’ compensation under this Agreement.

(n) No Termination Event. There shall not have occurred any event that would permit the Agent to terminate this Agreement pursuant to Section 14.

12 Indemnification and Contribution

(a) The Company shall indemnify and hold harmless each of the Agents and the Agents’ directors, officers, shareholders, agents and employees and each person who controls any Agent within the meaning of section 15 of the U.S. Securities Act or section 20 of the Exchange Act (collectively, the “Indemnified Parties” and each, an “Indemnified Party”) from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Placement Shares), costs, damages and expenses (including, without limitation, any legal fees or other expenses reasonably incurred by them in connection with investigating or defending any such liability, claim, demand, or loss) (collectively, the “Losses”) in any way caused by or arising directly or indirectly from or in consequence of:

(i)	any information or statement (except any information or statements that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein) in the Canadian Prospectus or any amendment thereto, the U.S. Prospectus or any amendment thereto or in any other document incorporated therein by reference being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information them that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(ii)	any untrue statement or alleged untrue statement of a material fact in the Registration Statement or any amendment thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact in the Canadian Prospectus or any amendment thereto, U.S. Prospectus or any amendment thereto or any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (except facts or information that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein) necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)	any order made or any inquiry, investigation (whether formal or informal) or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agents or any of them that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein) in the Public Record (as defined below), preventing or restricting the trading in or the distribution of the Placement Shares or any of them in any of the provinces and territories of Canada or in the United States;

(iv)	the Company not complying with any requirement of applicable Canadian Securities Laws or U.S. Securities Laws in connection with the transactions contemplated herein.

(b) Each Agent (severally and not jointly) agrees to indemnify and hold harmless each of the Company and its directors, officers, employees and agents and each person who controls the Company within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the Exchange Act, from and against any and all losses (other than loss of profit in connection with the distribution of the Placement Shares), claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact relating solely to the Agents that has been provided in writing to the Company by or on behalf of any Agent specifically for inclusion therein contained in the Time of Sale Prospectus and the Prospectuses (including any amendment or supplement if the Company shall have furnished any amendments or supplements thereto), or any Issuer Free Writing Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading.

The Company acknowledges that the names of the Agents set forth on the cover and under the eighth and tenth paragraphs and the last sentence of the thirteenth paragraph under the heading “Plan of Distribution” constitute the only information furnished in writing, by or on behalf of the Agents for inclusion in the Prospectuses.

The above indemnification obligations in (a) and (b) above will not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses were solely caused by the gross negligence, willful misconduct, bad faith or fraud of the Indemnified Party. For greater certainty, the Company and the Agents agree that they do not intend that any failure by the Agents to conduct such reasonable investigation as necessary to provide the Agents with reasonable grounds for believing the applicable document contained no misrepresentation shall constitute “gross negligence” or “willful misconduct” for purposes of this Section 12 or otherwise disentitle the Agents from indemnification hereunder.

(c) In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 12 hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Company shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(i)	in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand from the distribution of the Placement Shares; or

(ii)	if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Agents on the other hand in connection with the matters or things referred to in Section 12 hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Agents shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Placement Fee or any portion thereof actually received. The relative benefits received by the Company on the one hand and the Agents on the other shall be deemed to be in the same ratio as the total Net Proceeds from the distribution of Placement Shares received by the Company is to the Placement Fee received by the Agents. The relative fault of the Company on the one hand and of the Agents on the other shall be determined by reference to, among other things, whether the matters or things referred to in Section 12 hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Company (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 12 hereof. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 12 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 12.

Notwithstanding the provisions of this Section 12, no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(d) If any matter or thing contemplated by this Section 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Company and the Agents of the nature of such claim (provided that any failure to so notify the Company promptly shall relieve the Company of liability under this Section 12 only to the extent that such failure prejudices the Company’s ability to defend such claim), and the Company shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld). An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Company fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Company; or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Company and the Indemnified Party shall have received advice of counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Company (in which case, if such Indemnified Party notifies the Company in writing that it elects to employ separate counsel at the expense of the Company, the Company shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Company shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel). The Company shall not be liable for any settlement of any action or suit effected without its written consent (which consent will not be unreasonably withheld or delayed). The Company shall not, without the prior written consent of each Indemnified Party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 12 (whether or not any Indemnified Party is a party thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each Indemnified Party from all liability arising or that may arise out of such claim, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party. Notwithstanding the foregoing, if at any time an Indemnified Party shall have requested the Company to reimburse the Indemnified Party for fees and expenses of counsel, the Company agrees that it shall be liable for any settlement of the nature contemplated by Section 12 effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by the Company of the aforesaid request, (ii) the Company shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) the Company shall not have reimbursed such Indemnified Party in accordance with such request prior to the date of such settlement. It is the intention of the Company to constitute each of the Agents as trustees, for the Agents’ directors, officers, shareholders, agents and employees, and each person who controls any Agent of the covenants of the Company under Sections 12 hereof with respect to the Agents’ directors, officers, shareholders, agents and employees, and each person who controls any Agent, and the Agents agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

The Company agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Company by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Person or other representative of any of the Agents shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Company by one or more of the Agents, the Company agrees to pay the Agents the reasonable costs (including an amount to reimburse the Agents for the time spent by the personnel in connection therewith on a per diem basis and out-of-pocket expenses) in connection therewith.

(e) The rights provided in this Section 12 shall be in addition to and not in derogation of any other right which the Agents may have by statute or otherwise at law.

13 Representations and Warranties to Survive Delivery

All representations and warranties of the Company herein or in certificates delivered pursuant hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agent, its affiliates, directors, officers, shareholders, agents and employees and any of their controlling persons, and shall survive delivery and acceptance of the Placement Shares and payment therefor or any termination of this agreement.

14 Termination

(a) The Agents may terminate this Agreement, by notice to the Company, as hereinafter specified at any time (1) if there has been, since the time of execution of this Agreement or since the date as of which information is given in the Prospectus, any change, or any development or event involving a prospective change, in the condition, financial or otherwise, or in the business, properties, earnings, results of operations or prospects of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, which individually or in the aggregate, in the sole judgment of the Agents is material and adverse and makes it impractical or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (2) if there has occurred any material adverse change in the financial markets in Canada or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Agents, impracticable or inadvisable to market the Placement Shares or to enforce contracts for the sale of the Placement Shares, (3) if trading in the Shares has been suspended or limited by the Canadian Qualifying Authorities or the Exchanges, or if trading generally on the Exchanges has been suspended or limited, or minimum prices for trading have been fixed on the TSXV, (4) if any suspension of trading of any securities of the Company on any exchange or in the over-the- counter market shall have occurred and be continuing, or (5) if a major disruption of securities settlements or clearance services in Canada shall have occurred and be continuing. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 8(h) 12, 13, 14(e), 16, 19 and 20 hereof shall remain in full force and effect notwithstanding such termination. If the Agents elect to terminate this Agreement as provided in this Section 14(a), the Agents shall provide the required notice as specified in Section 15.

(b) The Company shall have the right to terminate this Agreement by giving five (5) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 8(h), 12, 13, 14(e), 16, 19 and 20 hereof shall remain in full force and effect notwithstanding such termination.

(c) Each Agent shall have the right to terminate its obligations under this Agreement (with respect to itself only) in its sole discretion by giving five (5) days’ notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 8(h), 12, 13, 14(d), 16, 19 and 20 hereof shall remain in full force and effect notwithstanding such termination.

(d) This Agreement shall remain in full force and effect until the earliest to occur of (i) termination pursuant to Sections 14(a), 14(b) or 14(c) or otherwise by mutual agreement of the parties; (ii) such date that the aggregate gross sale proceeds of Placement Shares sold pursuant to this Agreement equals US$70,000,000; or (iii) July 20, 2025; provided that any such termination shall in all cases be deemed to provide that Sections 8(h), 12, 13, 14(d), 16, 19 and 20 shall remain in full force and effect.

(e) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

15 Notices

All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing and if sent to the Agents, shall be delivered to:

Cantor Fitzgerald Canada Corporation
181 University Avenue, Suite 1500
Toronto, Ontario M5H 3M7

Attention: Elan Shevel

Email: EShevel@cantor.com

and

Cantor Fitzgerald & Co.

499 Park Ave.
New York, NY 10022

Attention: (i) Capital Markets and (ii) General Counsel

Email: (i) notices-IBD@cantor.com and (ii) legal-IBD@cantor.com or if sent to the other Agents, shall be delivered to:

Canaccord Genuity Corp.
40 Temperance Street, Suite 2100
Toronto, Ontario, M5H 0B4

Attention: David Sadowski

Email: DSadowski@cgf.com

Canaccord Genuity LLC

99 High Street, Suite 1200

Boston, Massachusetts 02110

Attention: ECM

Email: CGUSEcm@cgf.com

Haywood Securities Inc.
Suite 700 – 200 Burrard Street
Vancouver, British Columbia V6C 3L6

Attention: Kevin Campbell

Email: kcampbell@haywood.com

PI Financial Corp.

2500-733 Seymour Street

Vancouver, British Columbia V6B 0S6

Attention: Russell Mills

Email: rmills@pifinancial.com

Jett Capital Advisors, LLC

712 Fifth Avenue, 11th Floor
New York, New York 10019

Attention: Joseph Riggio

Email: JR@jettcapital.com

with a copy (not to constitute notice) to:

Bennett Jones LLP

3400 One First Canadian Place

Toronto, Ontario M5X 1A4

Attention: James Clare
Email: clarej@bennettjones.com

and

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

Attention: Daniel O’Shea
Email: doshea@sidley.com

or if sent to the Company, shall be delivered to:

enCore Energy Corp.

101 N. Shoreline Blvd, Suite 450

Corpus Christi, Texas 78401

Attention: Paul Goranson, CEO and Director and Greg Zerzan, General Counsel

Email: PGoranson@encoreuranium.com and gzerzan@encoreuranium.com with a copy (not to constitute notice) to:

Morton Law LLP

1200 - 750 West Pender Street

Vancouver, British Columbia

V6C 2T8

Attention: Edward L. Mayerhofer

Email: elm@mortonlaw.ca

And

Dorsey & Whitney LLP

1400 Wewatta Street, Suite 400

Denver, Colorado 80202

Attention: Jason K. Brenkert

Email: brenkert.jason@dorsey.com

Each party to this Agreement may change such address for notices by sending to the other parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by e-mail on or before 4:30 p.m. (Toronto time), on a Trading Day or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Trading Day after timely delivery to a nationally- recognized overnight courier, (iii) on the Trading Day actually received if deposited in the mail (certified or registered mail), and (iv) if sent by email, on the Trading Day on which it was sent, or the next Trading Day if sent after 4:30 p.m. (Toronto time) or not on a Trading Day.

An electronic communication (“Electronic Notice”) shall be deemed written notice for purposes of this Section 15 if sent to the electronic mail address specified by the receiving party under separate cover. Electronic Notice shall be deemed received at the time the party sending Electronic Notice receives verification of receipt by the receiving party. Any party receiving Electronic Notice may request and shall be entitled to receive the notice on paper, in a nonelectronic form (“Nonelectronic Notice”) which shall be sent to the requesting party within ten (10) days of receipt of the written request for Nonelectronic Notice.

16 Consent to Jurisdiction

The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by the Agents or by any person who controls any Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in any court of the Province of British Columbia, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above referenced documents, to the extent permitted by law. The provisions of this Section 16 shall survive any termination of this Agreement, in whole or in part.

17 Successors and Assigns

This Agreement shall inure to the benefit of and be binding upon the Company and its affiliates, directors, officers, shareholders, agents and employees and the controlling persons referred to in Section 13 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other parties.

18 Adjustments for Stock Splits

The parties acknowledge and agree that all share related numbers contained in this Agreement shall be adjusted to take into account any stock split, stock dividend or similar event effected with respect to the Shares.

19 Entire Agreement; Amendment; Severability

This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agent. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

20 Applicable Law

This Agreement and any claim, controversy or dispute relative to or arising out of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia. Each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

21 Waiver of Jury Trial

The Company and the Agents hereby irrevocably waive any right either may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

22 Absence of Fiduciary Duties

The parties acknowledge that they are sophisticated in business and financial matters and that each of them is solely responsible for making its own independent investigation and analysis of the transactions contemplated by this Agreement. They further acknowledge that the Agents have not been engaged by the Company to provide, and have not provided, financial advisory services in connection with the terms of the Offering nor has the Agents assumed at any time a fiduciary relationship to the Company in connection with such Offering. The Company hereby waives, to the fullest extent permitted by law, any claims it may have against the Agents for breach of fiduciary duty or alleged breach of fiduciary duty and agrees the Agents shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, employees or creditors of Company.

23 Judgment Currency

The Company agrees to indemnify each Agent, its directors, officers, affiliates and each person, if any, who controls such Agent within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the Exchange Act, against any loss incurred by such Agent as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

24 Compliance with USA Patriot Act

In accordance with the requirements of the USA PATRIOT Act, the Agents are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

25 Definitions

As used in this Agreement, the following terms have the respective meanings set forth below:

(a) “affiliate” has the meaning given to it in the Business Corporation Act (British Columbia);

(b) “Agent” and “Agents” each has the meaning given thereto in the first paragraph hereof;

(c) “Agreement” has the meaning given thereto in the first paragraph hereof;

(d) “Alta Mesa Uranium Projects” means Alta Mesa mineral project located in Brooks and Jim Hogg Counties, Texas, as described in the Alta Mesa Technical Report;

(e) “Alta Mesa Technical Report” means the report titled “Technical Report Summary for the Alta Mesa Uranium Project, Brooks and Jim Hogg counties, Texas, USA” with an effective date of January 19, 2023;

(f) “Alternative Currency” has the meaning given thereto in Section 5(a) hereof;

(g) “Amendment Date” has the meaning given thereto in Section 8(a) hereof;

(h) “Applicable Laws” means, in relation to any person or persons, the Applicable Securities Laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guidance document, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

(i) “Applicable Securities Laws” means the Canadian Securities Laws, the U.S. Securities Laws and the applicable securities laws of the other Offering Jurisdictions in which the shares are sold on a private placement basis;

(j) “Applicable Time” means (i) any Time of Sale and (ii) any Settlement Date;

(k) “Authorized Representative” has the meaning given thereto in Section 2(a) hereof;

(l) “Base Prospectuses” has the meaning given in Section 6 hereof;

(m) “Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in the City of Toronto, Ontario or Vancouver, British Columbia are not open for business;

(n) “Canadian Agent” and “Canadian Agents” each has the meaning given thereto in Section 3 hereof;

(o) “Canadian Base Prospectus” has the meaning given thereto in Section 6 hereof;

(p) “Canadian Marketplace” has the meaning given in Section 3 hereof;

(q) “Canadian Prospectus” has the meaning given thereto in Section 6 hereof;

(r) “Canadian Prospectus Supplement” has the meaning given thereto in Section 6 hereof;

(s) “Canadian Qualifying Authorities” means the securities regulatory authorities in each of the provinces and territories of Canada;

(t) “Canadian Qualifying Jurisdictions” means each of the provinces and territories of Canada;

(u) “Canadian Securities Laws” means the Securities Act (British Columbia), the equivalent legislation in each of the other Canadian Qualifying Jurisdictions and applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions;

(v) “CCPA” has the meaning given thereto in Section 7(ppp) hereof;

(w) “Code” has the meaning given thereto in Section 7(bbb) hereof;

(x) “Company” has the meaning given thereto in the introductory paragraph hereof;

(y) “Comfort Letter” has the meaning given thereto in Section 8(q) hereof;

(z) “Confidential Data” has the meaning given thereto in Section 7(ppp) hereof;

(aa) “Corporate Records” has the meaning given thereto in Section 7(s) thereof;

(bb) “Crownpoint and Hosta Butte Uranium Project” means the Crownpoint and Hosta Butte mineral project located in McKinley County, New Mexico, as described in the Crownpoint and Hosta Butte Technical Report;

(cc) “Crownpoint and Hosta Butte Technical Report” means the report titled “Crownpoint and Hosta Butte Uranium Project McKinley County, New Mexico, USA Mineral Resource Technical Report National Instrument 43-101 Updated” with an effective date of February 25, 2022;

(dd) “Designated News Release” has the meaning given thereto in Section 6 hereof;

(ee) “Dewey Burdock Project” means the Dewey Burdock mineral project located in Custer and Fall River Counties, South Dakota, as described in the Dewey Burdock Technical Report;

(ff) “Dewey Burdock Technical Report” means the report titled “NI 43-101 Technical Report Preliminary Economic Assessment Dewey-Burdock Uranium ISR Project South Dakota, USA” with an effective date of December 3, 2019;

(gg) “EDGAR” means the Electronic Data Gathering Analysis and Retrieval System of the SEC;

(hh) “Electronic Notice” has the meaning given thereto in Section 15 hereof;

(ii) “Employee Plans” has the meaning given thereto in Section 7(ww) hereof;

(jj) “Environmental Laws” has the meaning given thereto in Section 7(eee) hereof;

(kk) “Environmental Permits” has the meaning given thereto in Section 7(eee) hereof;

(ll) “Evaluation Date” has the meaning given thereto in Section 7(u) hereof;

(mm) “Exchanges” means, collectively, the TSXV and NYSE American;

(nn) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder);

(oo) “Financial Statements” has the meaning given thereto in Section 7(o) hereof;

(pp) “FINRA” means the Financial Industry Regulatory Authority, Inc.;

(qq) “Gas Hills Project” means the Gas Hills mineral project located in Fremont and Natrona Counties, Wyoming, as described in the Gas Hills Technical Report;

(rr) “Gas Hills Technical Report” means the report titled “NI 43-101 Technical Report Preliminary Economic Assessment Gas Hills Uranium Project Fremont and Natrona Counties, Wyoming, USA” with an effective date of June 28, 2021;

(ss) “GDPR” has the meaning given thereto in Section 7(qqq) hereof;

(tt) “Governmental Authority” means any provincial, territorial or federal, and as applicable in the circumstances, any foreign: (a) government; (b) court, arbitral or other tribunal or governmental or quasi-governmental authority of any nature (including any governmental agency, political subdivision, instrumentality, branch, department, official, or entity); (c) body or other instrumentality exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature pertaining to government, authority and includes any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any securities regulatory authority, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; or (d) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Regulators, the TSXV and NYSE American, the Investment Industry Regulatory Organization of Canada, and FINRA;

(uu) “Hazardous Substances” has the meaning given thereto in Section 7(eee) hereof;

(vv) “HIPAA” has the meaning given thereto in Section 7(ppp) hereof;

(ww) “IFRS” has the meaning given thereto in Section 7(o) hereof.

(xx) “Incorporated Document” and “Incorporated Documents” each has the meaning given thereto in Section 7(e) hereof;

(yy) “Indemnified Party” and “Indemnified Parties” each has the meaning given thereto in Section 12 hereof;

(zz) “Initial Comfort Letter” has the meaning given thereto in Section 8(q) hereof;

(aaa) “Intellectual Property” has the meaning given thereto in Section 7(kk) hereof;

(bbb) “Issuer Free Writing Prospectus” has the meaning given thereto in Section 6 hereof;

(ccc) “IT Systems” has the meaning given thereto in Section 7(ppp) hereof;

(ddd) “Joint Venture Entities” means each person or body corporate, howsoever constituted in any jurisdiction, which is an owner or operator of any of the Material Properties, including, to the extent applicable, the Company, provided that any representation or warranty of this Company in this Agreement relating to Joint Venture Entities other than the Company shall be deemed to be limited to only apply in respect of the Material Properties, and “Joint Venture Entity” means any one of the Joint Venture Entities;

(eee) “Kingsville Dome Project” means the Kingsville Dome property located in Kleberg County, Texas, comprised of numerous mineral leases from private landowners, covering an area of approximately 2,434 gross and 2,227 net acres of minerals rights, all of which are held by URI, Inc., a wholly-owned subsidiary of the Company;

(fff) “Lead Agent” has the meaning given thereto in paragraph 1 hereof;

(ggg) “Losses” has the meaning given thereto in Section 12 hereof;

(hhh) “Marquez-Juan Tafoya Uranium Project” means the Marquez-Juan Tafoya mineral project located in Grants Uranium Mineral District, New Mexico, as described in the Marquez-Juan Tafoya Technical Report;

(iii) “Marquez-Juan Tafoya Technical Report” means the technical report titled “Marquez-Juan Tafoya Uranium Project 43-101 Technical Report Preliminary Economic Assessment” with an effective date of June 9, 2021;

(jjj) “Material Adverse Effect” means any event, fact, circumstance, development, occurrence or state of affairs (i) that is materially adverse to the business, assets (including intangible assets), affairs, operations, liabilities (contingent or otherwise), capital, properties, condition (financial or otherwise) or results of operations of the Company and any of the Subsidiaries or Joint Venture Entities, taken as a whole, whether or not arising in the ordinary course of business or (ii) that would result in any of the Prospectuses containing a misrepresentation;

(kkk) “Material Agreements” mean any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Company, a Subsidiary or a Joint Venture Entity is a party or by which the Company, a Subsidiary or a Joint Venture Entity or a material portion of the assets thereof are bound which is material to the Company (on a consolidated basis);

(lll) “material change” means a material change in or relating to the Company for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Company and its subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company and includes a decision to implement such a change made by the board of directors of the Company or by senior management who believe that confirmation of the decision by the board of directors of the Company is probable;

(mmm) “Material Properties” means, collectively, the Alta Mesa Uranium Project, the Marquez-Juan Tafoya Uranium Project, the Crownpoint and Hosta Butte Uranium Project, the Dewey Burdock Project, the Gas Hills Project, and the Rosita Project;

(nnn) “Material Subsidiary” and “Material Subsidiaries” each has the meaning given thereto in Section 7(r) hereof;

(ooo) “Member” has the meaning given thereto in Section 7(lll) hereof;

(ppp) “misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

(qqq) “Money Laundering Laws” has the meaning given in Section 7(jjj);

(rrr) “Net Proceeds” has the meaning given thereto in Section 5(a) hereof;

(sss) “NI 21-101” means National Instrument 21-101 - Market Operations;

(ttt) “NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

(uuu) “NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

(vvv) “NI 44-102” means National Instrument 44-102 - Shelf Distributions;

(www) “NI 52-109” means National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings;

(xxx) “Nonelectronic Notice” has the meaning given thereto in Section 15 hereof;

(yyy) “NYSE American” means the NYSE American LLC;

(zzz) “Offering” has the meaning given thereto in Section 1 hereof;

(aaaa) “Offering Jurisdictions” means the United States and the Canadian Qualifying Jurisdictions;

(bbbb) “Original Currency” has the meaning given thereto in Section 5(a) hereof;

(cccc) “Paying Agent” has the meaning given thereto in Section 2(c) hereof;

(dddd) “Permits” has the meaning given thereto in Section 7(ss) hereof;

(eeee) “Person” has the meaning given thereto in Section 7(bb) hereof;

(ffff) “Placement” has the meaning given thereto in Section 2(a) hereof;

(gggg) “Placement Fee” has the meaning given thereto in Section 2(a) hereof;

(hhhh) “Placement Notice” has the meaning given thereto in Section 2(b) hereof;

(iiii) “Placement Shares” has the meaning given thereto in Section 2(a) hereof;

(jjjj) “Policies” has the meaning given thereto in Section 7(qqq) hereof;

(kkkk) “Privacy Laws” has the meaning given thereto in Section 7(qqq) hereof;

(llll) “Prospectuses” has the meaning given thereto in Section 6 hereof;

(mmmm) “Prospectus Supplements” has the meaning given thereto in Section 6 hereof;

(nnnn) “Receipt” has the meaning given thereto in Section 6 hereof;

(oooo) “Registration Statement” has the meaning given thereto in Section 6 hereof;

(pppp) “Regulation M” has the meaning given thereto in Section 7(ccc) hereof;

(qqqq) “Representation Date” has the meaning given thereto in Section 8(n) hereof;

(rrrr) “Reports” has the meaning given thereto in Section 7(tt) hereof;

(ssss) “Reviewing Authority” has the meaning given thereto in Section 6 hereof;

(tttt) “Rosita Project” means the uranium processing plant and associated well fields located in Duval County, Texas, as further described in the Offering Documents;

(uuuu) “Rule 433” means Rule 433 under the U.S. Securities Act;

(vvvv) “Rules and Regulations” has the meaning given thereto in Section 6 hereof;

(wwww) “Sanctions” has the meaning given thereto in Section 7(lll) hereof;

(xxxx) “Sales Agreement” means the Agreement as defined in the introductory paragraph.

(yyyy) “SEC” has the meaning given thereto in Section 1 hereof;

(zzzz) “SEDAR” means the System for Electronic Document Analysis and Retrieval;

(aaaaa) “Settlement Date” has the meaning given thereto in Section 5(a) hereof;

(bbbbb) “Shares” has the meaning given thereto in the Section 1 hereof;

(ccccc) “Shelf Procedures” has the meaning given in NI 44-102;

(ddddd) “Shelf Securities” has the meaning given thereto in Section 6 hereof;

(eeeee) “Subsidiary” and “Subsidiaries” each has the meaning given thereto in Section 7(r) hereof;

(fffff) “Time of Sale” means the time of the applicable Agent’s initial entry into contracts with investors for the sale of Placement Shares;

(ggggg) “Time of Sale Prospectus” has the meaning given thereto in Section 7(c);

(hhhhh) “Trading Day” means any day on which each of the Exchanges is open for trading;

(iiiii) “True Up Payment” has the meaning given thereto in Section 2(c);

(jjjjj) “TSXV” means the TSX Venture Exchange;

(kkkkk) “United States Marketplace” has the meaning given thereto in Section 3 hereof;

(lllll) “U.S. Agent” and “U.S. Agents” each has the meaning given thereto in Section 3 hereof;

(mmmmm) “U.S. Base Prospectus” has the meaning given thereto in Section 6 hereof;

(nnnnn) “U.S. Prospectus” has the meaning given thereto in Section 6 hereof;

(ooooo) “U.S. Prospectus Supplement” has the meaning given thereto in Section 6 hereof;

(ppppp) “U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(qqqqq) “U.S. Securities Laws” means all applicable securities laws in the United States, including, without limitation, the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder, and any applicable state securities laws.

26 Recognition of the U.S. Special Resolution Regimes.

(a) In the event that any Agent that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b) In the event that any Agent that is a Covered Entity or a BHC Act Affiliate of such Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement was governed by the laws of the United States or a state of the United States.

(c) As used in this Section 26:

(i)	“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(ii)	“Covered Entity” means any of the following:

(A)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(d) “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(e) “U.S. Special Resolution Regime” means each of i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

27 Counterparts

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by email transmission. Delivery of an executed Agreement by one party to the other may be made by facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Remainder of page left intentionally blank.]

If the foregoing accurately reflects your understanding and agreement with respect to the matters described herein please indicate your agreement by countersigning this Agreement in the space provided below.

Yours very truly,

ENCORE ENERGY CORP.

By:	/s/ Paul Goranson
	Name:	Paul Goranson
	Title:	President and Chief Executive Officer

ACCEPTED as of the date first-above written.

CANTOR FITZGERALD CANADA CORPORATION

By:	/s/ Elan Shevel
	Name:	Elan Shevel
	Title:	Chief Compliance Officer

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
	Name:	Sage Kelly
	Title:	Global Head of Investment Banking

CANACCORD GENUITY LLC

By:	/s/ Jennifer Pardi
	Name:	Jennifer Pardi
	Title:	Managing Director

CANACCORD GENUITY CORP.

By:	/s/ David Sadowski
	Name:	David Sadowski
	Title:	Managing Director, Investment Banking

PI FINANCIAL CORP.

By:	/s/ Russell Mills
	Name:	Russell Mills
	Title:	Managing Director, Investment Banking

JETT CAPITAL ADVISORS, LLC

By:	/s/ Joseph Riggio
	Name:	Joseph Riggio
	Title:	Partner

HAYWOOD SECURITIES INC.

By:	/s/ Kevin Campbell
	Name:	Kevin Campbell
	Title:	Managing Director, Investment Banking

SCHEDULE “A”

FORM OF PLACEMENT NOTICE

From:	ENCORE ENERGY CORP.

To:	● (the “Lead Agent”)

Attention:	●

Subject:	Placement Notice

Date:	[●], 20[●]

Ladies and Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Sales Agreement among EnCore Energy Corp., a company organized under the laws of British Columbia (the “Company”), and Cantor Fitzgerald Canada Corporation, Cantor Fitzgerald & Co., Canaccord Genuity Corp., Canaccord Genuity LLC, Haywood Securities Inc., PI Financial Corp. and Jett Capital Advisors, LLC, dated [DATE], the Company hereby requests that [Cantor Fitzgerald Canada Corporation] [Cantor Fitzgerald & Co.] sell up to [●] of the Company’s common shares (the “Shares”), at a minimum market price of $[●] per common share, during the time period beginning [month, day, time] and ending [month, day, time].

[The Company requests that the Shares be sold in the Canadian Marketplace or the United States Marketplace pursuant to the following amounts and special instructions:

Canadian Marketplace: [●] Shares

Special Instructions for the Canadian Marketplace: [Special selling instructions only for the Canadian Marketplace]

United States Marketplace: [●] Shares

Special Instructions for the United States Marketplace: [Special selling instructions only for the United States Marketplace]

SCHEDULE “B”

THE AUTHORIZED REPRESENTATIVES OF THE COMPANY ARE AS FOLLOWS:

Name and Office / Title	E-mail Address
William Sheriff, Executive Chairman	wms@encoreuranium.com
Paul Goranson, Director and Chief Executive Officer	Pgoranson@encoreuranium.com
Gregory Zerzan, Chief Administrative Officer and General Counsel	Gzerzan@encoreuranium.com

The Authorized Representatives of the Lead Agents are as follows:

Name and Office / Title	E-mail Address
Cantor Fitzgerald Canada Corporation	Elan Shevel: EShevel@cantor.com
William Cavanaugh: WCavanaugh@cantor.com
Kenneth Sheldon: Kenneth.Sheldon@cantor.com
Cantor Fitzgerald & Co.	Sameer Vasudev: SVasudev@cantor.com

SCHEDULE “C”

(i) MATERIAL SUBSIDIARIES

Name	Jurisdiction of Incorporation	Ownership
enCore Energy US Corp.	Nevada	100%
enCore Alta Mesa LLC	Texas	100%
Tigris Uranium US Corp.	Nevada	100%
Neutron Energy, Inc.	Nevada	100%
URI, Inc.	Delaware	100%
Azarga Uranium Corp.	British Columbia	100%
Powertech (USA) Inc.	South Dakota	100%
URZ Energy Corp.	British Columbia	100%
Ucolo Exploration Corp.	Utah	100%
Leoncito Plant, LLC	Texas	100%
Leoncito Project, LLC	Texas	100%

(ii) SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Shares beneficially owned directly or indirectly by enCore
Azarga Uranium Corp.	British Columbia	100% directly
Powertech (USA) Inc.	South Dakota	100% indirectly through Azarga Uranium Corp.
URZ Energy Corp.	British Columbia	100% indirectly through Azarga Uranium Corp.
Ucolo Exploration Corp.	Utah	100% indirectly through URZ Energy Corp.
Azarga Resources Limited	British Virgin Islands	100% indirectly through Azarga Uranium Corp.
Azarga Resources (Hong Kong) Limited.	Hong Kong	100% indirectly through Azarga Resources Limited
Azarga Resources Canada Ltd.	British Columbia	100% indirectly through Azarga Resources (Hong Kong) Limited
Azarga Resources USA Company	Colorado	100% indirectly through Azarga Resources Canada Ltd.
enCore Energy US Corp.	Nevada	100% directly
HRI-Churchrock, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
Metamin Enterprises US Inc.	Nevada	100% indirectly through enCore Energy US Corp.
Neutron Energy, Inc.	Nevada	100% indirectly through enCore Energy US Corp.
Tigris Uranium US Corp.	Nevada	100% indirectly through enCore Energy US Corp.
Uranco, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
Uranium Resources, Inc.	Delaware	100% indirectly through enCore Energy US Corp.
URI, Inc.	Delaware	100% indirectly through enCore Energy US Corp.

enCore Alta Mesa LLC	Texas	100% indirectly through enCore Energy US Corp.
Leoncito Plant, LLC	Texas	100% indirectly through enCore Energy US Corp.
Leoncito Project, LLC	Texas	100% indirectly through enCore Energy US Corp.
Leoncito Restoration LLC	Texas	100% indirectly through enCore Energy US Corp.

SCHEDULE “D”

OFFICER’S CERTIFICATE

I, [name of executive officer], the [title of executive officer] of EnCore Energy Corp. (the “Company”), a company existing under the Business Corporations Act (British Columbia), do hereby certify in such capacity and not in my personal capacity, on behalf of the Company pursuant to Section 8(n) of the Sales Agreement, dated as of June 26, 2023 (the “Sales Agreement”), between the Company and Cantor Fitzgerald Canada Corporation, Cantor Fitzgerald & Co., Canaccord Genuity Corp., Canaccord Genuity LLC, Haywood Securities Inc., PI Financial Corp. and Jett Capital Advisors, LLC, and without personal liability, that, to the best of my knowledge:

(i)	except as set forth in the Prospectuses, the representations and warranties of the Company in Section 7 of the Sales Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)	the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.

Date:

ENCORE ENERGY CORP.

By:
Name:
Title:

SCHEDULE “E”

MATTERS TO BE COVERED IN THE COMPANY’S CANADIAN COUNSEL OPINION

(a)	the Company is a “reporting issuer”, or its equivalent, in each of the Canadian Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Canadian Qualifying Jurisdictions;

(b)	the Company is a corporation incorporated and validly existing under the Business Corporations Act (British Columbia);

(c)	each of the Subsidiaries is incorporated and validly existing under its respective jurisdiction of incorporation, and each is in good standing and has the corporate power to conducts its business as described in the Canadian Prospectus;

(d)	the Company has all necessary corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and the Company has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(e)	the Company has all necessary corporate power and capacity to issue and sell the Placement Shares;

(f)	the authorized and issued capital of the Company and the Subsidiaries;

(g)	the attributes attaching to the Placement Shares are consistent and conform with the descriptions thereof in the Canadian Prospectus;

(h)	all necessary corporate action having been taken by Company to authorize the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder and to authorize the issuance, sale and delivery of the Placement Shares;

(i)	the Placement Shares have been duly allotted and validly issued as fully-paid and non- assessable Shares in the capital of the Company upon full payment therefor and the issue thereof;

(j)	the form and terms of the definitive certificate representing the Shares have been approved by the directors of the Company and comply in all material respects with the Business Corporations Act (British Columbia), the articles of the Company and the rules, policies and by-laws of the TSXV;

(k)	all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Canadian Prospectus Supplement, any Supplementary Material and any Marketing Documents and the filing thereof with the Canadian Qualifying Authorities;

(l)	this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to customary limitations and qualifications including, but not limited to, bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(m)	the execution and delivery of this Agreement, the fulfillment of the terms thereof by the Company, and the offering, issuance, sale and delivery of the Placement Shares do not and will not conflict with any of the terms, conditions or provisions of the articles of the Company, or any applicable corporate or securities laws of British Columbia or federal laws applicable therein;

(n)	Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the Shares of the Company;

(o)	Subject to the filings by the Company after the date hereof as required under applicable securities laws, the exemptions and any undertaking to a securities regulatory authority, all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and other legal requirements of the appropriate regulatory authority in each Canadian Qualifying Jurisdiction have been obtained to qualify the distribution of the Placement Shares in each of the Canadian Qualifying Jurisdictions through persons who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws;

(p)	subject only to the Standard Listing Conditions, the Placement Shares have been conditionally listed or approved for listing on the TSXV; and

(q)	as to the accuracy and completeness of the statements under the headings “Eligibility For Investment” and “Certain Canadian Federal Income Tax Considerations” in the Canadian Prospectus Supplement.

In giving the opinions described above, such counsel may state that the opinions above are limited to the laws of the Provinces of [Alberta, British Columbia, Ontario and Quebec] and the federal laws of Canada therein, except to the extent such opinions are made in reliance on the opinion of local counsel in other jurisdictions and as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials.

SCHEDULE “F”

FORM OF OPINION TO BE PROVIDED BY COMPANY’S U.S. COUNSEL

Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Sales Agreement.

1.	The Registration Statement filed with SEC (No. 333-272609) which registers the sale of the Placement Shares has become effective under the Securities Act of 1933, as amended (the “Securities Act”), and to our knowledge, no stop order suspending the effectiveness of the Registration Statement under the Securities Act has been issued and no proceedings for that purpose have been instituted or threatened. Any required filing of the U.S. Prospectus has been made in the manner and within the time required by General Instruction II.L of Form F-10. The Form F-X was filed with the SEC prior to the effectiveness of the Registration Statement.

2.	The Registration Statement, at the time it became effective, and the U.S. Prospectus, as of the date of its filing with the Commission and as of the date hereof (except for (i) the financial statements and related schedules, including the notes and schedules thereto and the auditor’s report thereon and any other financial, statistical, or accounting data (including XBRL data), included or incorporated by reference in, or excluded from, the Registration Statement or the U.S. Prospectus, and (ii) mineral resource, mineral reserve and other geological information included or incorporated by reference in, or excluded from, the Registration Statement or the U.S. Prospectus, as to which we express no opinion) and the Form F-X, as of the date of its filing with the Commission, appear on their face to be appropriately responsive in all material respects to the applicable requirements of the Securities Act and the rules and regulations promulgated thereunder.

3.	No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the execution and delivery by the Company of the Sales Agreement and the performance by the Company of its obligations thereunder. As used in this paragraph, “Applicable Law” means those laws, rules and regulations of the United States of America, which in our experience are normally applicable to the transactions of the type contemplated by the Sales Agreement, provided that such term does not include any other state, municipal or other local laws, rules or regulations, or any antifraud, environmental, labor, tax, insurance, antitrust or state securities or blue sky laws, rules or regulations, or any law, rule or regulation that is applicable to the Company, the Shares, the Sales Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Sales Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate. As used in this paragraph, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the United States of America.

4.	Neither the issue and sale of the Shares, nor the consummation of any other of the transactions contemplated by the Sales Agreement nor the fulfillment of the terms of the Sales Agreement will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to any Applicable Law, or any judgment, order or decree applicable to the Company of any Governmental Authority.

5.	The Company is not, and after giving effect to the offering and sale of the Placement Shares and the application of the proceeds thereof as described in the Prospectus will not be, required to register as an Investment Company within the meaning of the Investment Company Act of 1940, as amended.

6.	The statements under the heading “Certain United States Federal Income Tax Considerations” in the Prospectus, to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects, subject to the qualifications contained therein.

7.	To our knowledge, except as set forth in the Registration Statement and the Prospectus, no holders of securities of the Company have rights to require the registration under the Securities Act of resales of such securities under any Material Agreement.

8.	The opinion of counsel will be accompanied by a standard Rule 10b-5 negative assurance letter, including the following:

Based on our participation, review and reliance as described above, we advise you that no facts came to our attention that caused us to believe that:

●	the Registration Statement, as of its most recent effective date, (together with the Incorporated Documents at that time), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; or

●	the U.S. Prospectus, as of its date or as of the date hereof (together with the Incorporated Documents at those dates), contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

it being understood that we express no belief with respect to (i) the financial statements, financial statement schedules and other financial information included or incorporated by reference therein or omitted therefrom, as to which we express no opinion and (ii) the information derived from the reports of or attributed to persons named in the U.S. Prospectus under the heading “Interest of Experts”, included or incorporated by reference therein.